Form 10-K, Exhibit 13
period 1996-12-31
ROADWAY EXPRESS INC
filed 1997-03-28
CIK 84271

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1996 COMPARED TO 1995
---------------------

Revenue for 1996 was $2.4 billion as compared to $2.3 billion in 1995. This increase of $84 million or 3.7% was due to an improvement in tonnage coupled with a marginal improvement in freight rates during 1996. Total freight tonnage increased 1.9% in 1996, with LTL (less-than-truckload) tonnage up 3.0% and truckload tonnage down 2.8%. Ton miles (the sum of each shipment's weight multiplied by the distance it is moved) increased 2.3% in 1996, reflecting the increased tonnage as well as an increase in the distance an average shipment was moved. There were several reasons for the slight improvement in freight rates during 1996. Network refinement and mergers among our competitors are removing excess capacity from the market, which has helped to ease the extreme competitive pressure on freight rates and discounts that we experienced in 1995. The Company took a stronger stance on discount limits for marginally profitable business during 1996. In addition, we instituted a fuel surcharge during the 4th quarter of 1996 which offset the impact of rising fuel prices during the year. Net revenue per ton increased from $305.32 in 1995 to $310.52 in 1996, a 1.7% improvement. LTL revenue per ton increased 1.2% in 1996 compared to 1995.

Despite the higher business volume, increased fuel prices, and the 3.8% increase in union labor wage and benefit rates, operating expenses were up only $37 million or 1.6% compared to 1995. On a per ton basis, expenses were reduced 0.3% compared to 1995. The union increase on April 1, 1996 is specified under the terms of the National Master Freight Agreement with the Teamsters Union (the "Contract"), of which the Company is a signatory. The Contract became effective April 1994, expires March 31, 1998, and contains annual wage and benefit rate increases.

In 1996, certain productivity gains through reengineering efforts partially offset the wage and benefit increase. These included increased use of rail lines to transport freight in linehaul operations (shown as purchased transportation on the Income Statement) and the continued reduction of the terminal network. During 1996 we closed an additional 60 terminals. We now operate 424 terminals, down from 586 at the beginning of 1995. The sale of some of these unused facilities resulted in an $8.3 million gain in 1996, which has been excluded from the operating expense comparisons in this narrative. While the Company plans to sell additional facilities in 1997, we do not anticipate this level of gain on future sales.

Current year expense reductions have also occurred in the areas of insurance and claims, depreciation, and administrative overhead. The reduction in insurance and claims expense is attributable to improved freight handling techniques and the network refinement, which has reduced freight handling and the resultant cargo claims. Claims expense per ton has declined by 11.2% year over year. The continued strong safety performance of our work force combined with an aggressive administrative approach to claims management has also contributed to a reduction in workers' compensation and liability insurance expenses. Depreciation expense has declined as more revenue equipment becomes fully depreciated, and as we reduce the number of terminal facilities. The limited capital expenditures in recent years have also helped to reduce depreciation expense.

In 1995 the Company implemented a series of actions designed to reduce costs associated with workers' compensation. New safety programs were initiated to control losses and claims, which resulted in a $12 million reduction of current year claims expense in 1996. Late in 1995 an intensive project was initiated to review and settle existing claims. These efforts led to significant reductions in the prior years' liability for workers' compensation, and resulted in a net reduction of workers' compensation expenses by $10 million in 1996.

A 15.6% increase in the base price of diesel fuel during 1996 added $8.8 million to operating expenses during the year. Fuel contracts have been utilized to assure availability of fuel and moderate the impact of potential fuel price swings. In 1996, approximately 46% of fuel purchases were subject to such contracts, and 75% of these were at fixed prices. The fixed price contracts expired after September and were not renewed in expectation of declining fuel prices. The Company adopted a variable rate fuel surcharge in the 4th quarter of 1996 to recover additional costs caused by rising fuel prices.

The operating income of $43.9 million or 1.9% of revenue in 1996 compares to an operating loss of $10.8 million or 0.5% of revenue in 1995. The 1996 results reflect stabilizing freight rates, cost controls, and emphasis on utilizing our network improvements. The 1995 results reflect intense discounting of freight rates, overcapacity in the LTL market, and the corresponding adverse effect on operating margins.

The tax expense in 1996 differs from the Federal statutory rate due to the impact of state taxes, non-deductible operating expenses, and higher taxes on foreign operations. While still significant, the impact of these components was reduced as the Company's profits improved in 1996. The difference between taxes provided of $20.6 million and taxes paid of $9.2 million is primarily the result of deferred taxes arising from temporary differences as described in Note 5 to the Consolidated Financial Statements contained herein.

1995 COMPARED TO 1994
---------------------

Revenue for 1995 was $ 2.3 billion as compared to $2.2 billion in 1994. This increase of $118 million or 5.4% was in comparison to the depressed business levels during 1994 due to a 24-day strike by the Teamster employees in April 1994. Total freight tonnage increased 6.5% in 1995. Ton miles increased 9.7%, reflecting the tonnage increase as well as the 3.0% increased distance an average shipment was moved in 1995. However, after adjusting for the impact of the work stoppage in 1994, tonnage in 1995 was approximately 0.7% above 1994. Extreme competitive pressure on freight rates resulted in discounting which caused revenue per ton in 1995 to be 1.0% below 1994 levels, despite a general rate increase in January 1995 of approximately 4.0%.

Operating expenses in 1995 increased $99.6 million or 4.5% over 1994. This increase resulted primarily from higher business volume. The increase also reflects the effect of a 3.1% increase in union labor wage and benefit rates effective April 1, 1995. Salaries and non-union wage rates were frozen during the last half of 1995. In 1995 certain productivity gains through reengineering efforts partially offset the 1995 wage and benefit increase. These included increased use of rail and the reduction of the terminal network. Lower than anticipated tonnage levels during the first three quarters of 1995 limited the savings available from these reengineering efforts. In 1995 the Company implemented a series of actions designed to reduce costs associated with workers' compensation. These actions contributed to a $17.5 million reduction in such costs during the year. The increase in insurance and claims expense is primarily due to an increase in costs associated with cargo loss and damage. Operating expenses per ton decreased 1.9% during 1995 versus 1994, and operating costs per ton mile decreased by 4.7%.

The operating loss of $10.8 million or 0.5% of revenue in 1995 compared to an operating loss of $28.9 million or 1.3% of revenue in 1994. The 1995 results reflect intense discounting of freight rates, overcapacity in the LTL market and the corresponding adverse effect on operating margins. The 1994 results reflect the 24-day work stoppage.

The tax benefit attributable to the operating losses in both years differs from the Federal statutory rate due to the impact of state taxes, non-deductible operating expenses, and taxes on profitable foreign operations. These components have a much greater impact in periods where operating results are near break even.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company had cash and cash equivalents of $36 million at December 31, 1996. This is a 55% improvement over the $23 million at the end of 1995. The Company has a $50 million line of credit available, however there were no borrowings against this line at the end of the year. During the last five years, a higher percentage of freight has been delivered under standard contracts, which have more lenient credit terms. This has caused a two day increase in the average payment time by customers and an adverse effect on cash flows.

Capital expenditures are financed primarily through internally generated funds. Future expenditures are expected to be financed in a similar manner, except for a planned replacement in 1997 and 1998 of approximately 20% of the Company's linehaul trailer fleet through an operating lease arrangement. During 1996 we replaced nearly 10% of our linehaul trailers under this lease. Capital expenditures are expected to be $30 million in 1997, excluding trailers to be leased. Future capital expenditures for facilities are expected to be limited as the Company reduces its terminal network to better utilize existing capacity, improve efficiency and reduce fixed costs. Revenue equipment requirements will be maintained at current levels as the Company increases the use of rail services to transport freight in linehaul operations. Management believes that cash flows from operations and financing sources will be sufficient to support its working capital needs, projected capital expenditures, dividends to shareholders, and funds for other corporate or business needs.

Freight rate levels recovered slightly during 1996 from the depressed 1995 levels as noted above, but are still not sufficient to provide adequate returns for Roadway and much of the LTL industry. Because of this, a 5.7% general rate increase was implemented on

January 1, 1997. Although no assurances can be given, management believes that economic conditions will allow us to retain a reasonable portion of this increase as consolidation and capacity reduction programs continue to be implemented by the Company and several of its major competitors.

The Company plans on reducing its terminal network by an additional 30 facilities by mid 1997, which it expects will result in a reduction of fixed costs while improving utilization of remaining terminal capacity. No significant expenses are expected in connection with this facility reduction. This change is also expected to reduce freight handling labor costs and linehaul costs, and will help to offset the 3.8% increase in union wages and benefits on April 1, 1997 under the terms of the Contract with the Teamsters.

The impact of inflation on operating expenses has been moderate in recent years.

OTHER MATTERS
-------------

The Company receives notices from the EPA from time to time identifying it as a potentially responsible party ("PRP") under the comprehensive Environmental Response Compensation and Liability Act for various Superfund sites. Management does not believe that any involvement of the Company at any of these sites will have material impact on its results of operations or financial condition.

                        CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
Roadway Express, Inc. and Subsidiaries

                                                           DECEMBER 31
                                                       1996            1995
                                                    -----------     -----------
                                            --------------------------------------------
                                            (dollars in thousands, except per share data)
ASSETS
Current assets:
   Cash and cash equivalents                        $    36,243     $    23,341
   Accounts receivable, net                             260,789         227,121
   Prepaid expenses and supplies                         16,847          12,832
   Deferred income taxes                                     --           6,698
                                                    -----------     -----------
Total current assets                                    313,879         269,992

Carrier operating property, at cost                   1,392,048       1,433,712
   Less allowances for depreciation                   1,013,954       1,008,952
                                                    -----------     -----------
Net carrier operating property                          378,094         424,760

Deferred income taxes                                    17,651          18,855
                                                    -----------     -----------
Total assets                                        $   709,624     $   713,607
                                                    ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                 $   135,248     $   125,263
   Salaries and wages                                   110,124         110,968
   Freight and casualty claims payable                   52,545          60,225
                                                    -----------     -----------
Total current liabilities                               297,917         296,456
Long-term liabilities:
   Casualty claims payable                               66,674          95,379
   Future equipment repairs                              24,281          29,191
   Retirement benefit liabilities                        96,156          86,939
                                                    -----------     -----------
Total long-term liabilities                             187,111         211,509
Shareholders' equity:
   Preferred stock
     Authorized - 20,000,000 shares
     Issued - none                                           --              --
   Common stock - $.01 par value
     Authorized - 100,000,000 shares
     Issued - 20,556,714 shares                             206             206
   Additional paid-in capital                            43,100          43,100
   Earnings reinvested in the business                  185,758         166,952
   Cumulative translation adjustments                    (4,283)         (4,616)
   Treasury shares (11,949 shares in 1996)                 (185)             --
                                                    -----------     -----------
Total shareholders' equity                              224,596         205,642
                                                    -----------     -----------
Total liabilities and shareholders' equity          $   709,624     $   713,607
                                                    ===========     ===========

See accompanying notes.

STATEMENTS OF CONSOLIDATED INCOME
Roadway Express, Inc. and Subsidiaries

                                                              YEAR ENDED DECEMBER 31
                                                        1996            1995            1994
                                                    ---------------------------------------------
                                                    (dollars in thousands, except per share data)
Revenue                                             $  2,372,718    $  2,288,844    $  2,171,117

Operating expenses:
   Salaries, wages and benefits                        1,544,926       1,545,000       1,512,235
   Operating supplies and expenses                       409,900         395,170         388,268
   Purchased transportation                              193,640         158,494         105,486
   Operating taxes and licenses                           75,041          74,720          74,031
   Insurance and claims                                   50,856          54,826          46,913
   Provision for depreciation                             62,681          71,669          75,750
   Net gain on sale of carrier operating property         (8,256)           (267)         (2,628)
                                                    --------------------------------------------
Total operating expenses                               2,328,788       2,299,612       2,200,055
                                                    --------------------------------------------
Operating income (loss)                                   43,930         (10,768)        (28,938)

Other (expense) income:
   Interest expense                                       (1,764)         (3,098)         (3,218)
   Other, net                                                304              (9)          1,443
                                                    --------------------------------------------
                                                          (1,460)         (3,107)         (1,775)
                                                    --------------------------------------------
Income (loss) before income taxes                         42,470         (13,875)        (30,713)
Provision (benefit) for income taxes                      20,582          (1,206)         (9,268)
                                                    --------------------------------------------
Net income (loss)                                   $     21,888    $    (12,669)    $   (21,445)
                                                    ============================================
Net income (loss) per share                         $       1.07    $      (0.62)    $     (1.04)
                                                    ============================================
Average number of common shares outstanding           20,533,219      20,556,714       20,556,714




See accompanying notes.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Roadway Express, Inc. and Subsidiaries

                                                           YEAR END DECEMBER 31
                                                     1996         1995         1994
                                              --------------------------------------------
                                              (dollars in thousands, except per share data)
Common stock                                       $     206    $     206    $     206

Additional paid-in capital                            43,100       43,100       43,100

Earnings reinvested in the business
       Balance at beginning of year                  166,952      212,644      257,115
       Net income (loss)                              21,888      (12,669)     (21,445)
       Dividends - $.15 per share in 1996             (3,082)      (7,500)     (23,026)
       Transfer of accrued pension costs, net of
         taxes                                            --      (25,523)          --
                                                   -----------------------------------
       Balance at end of year                        185,758      166,952      212,644

Cumulative translation adjustments
       Balance at beginning of year                   (4,616)      (3,009)      (1,553)
       Translation adjustment                            333       (1,607)      (1,456)
                                                   -----------------------------------
       Balance at end of year                         (4,283)      (4,616)      (3,009)
Treasury shares                                         (185)          --           --
                                                   -----------------------------------
Total shareholders' equity                         $ 224,596    $ 205,642    $ 252,941
                                                   ===================================



See accompanying notes.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Roadway Express, Inc. and Subsidiaries

                                                           YEAR ENDED DECEMBER 31
                                                       1996        1995        1994
                                                     --------------------------------
                                                           (dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                    $ 21,888    $(12,669)   $(21,445)
Adjustments to reconcile net  income (loss) to net
   cash provided by operating activities:
     Depreciation and amortization                     62,729      71,682      76,893
     Gain on sale of carrier operating property        (8,256)       (267)     (2,628)
     Changes in assets and liabilities:
       Accounts receivable                            (33,668)      2,368     (28,114)
       Other current assets                             2,635         334      (2,945)
       Accounts payable and accrued items               1,826     (29,286)     23,547
       Long-term liabilities                          (23,194)      6,856      17,060
                                                     --------------------------------
Net cash provided by operating activities              23,960      39,018      62,368

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of carrier operating property               (26,521)    (26,385)    (60,556)
Sales of carrier operating property                    18,762       4,388       7,805
                                                     --------------------------------
Net cash used in investing activities                  (7,759)    (21,997)    (52,751)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                         (3,078)     (7,500)    (12,000)
Purchases of treasury shares                             (185)         --          --
Net borrowings                                             --     (10,000)     10,000
                                                     --------------------------------
Net cash used in financing activities                  (3,263)    (17,500)     (2,000)

Effect of exchange rate changes on cash                   (36)       (208)       (675)
                                                     --------------------------------
Net increase (decrease) in cash and cash
   equivalents                                         12,902        (687)      6,942

Cash and cash equivalents at beginning of year         23,341      24,028      17,086
                                                     --------------------------------
Cash and cash equivalents at end of year             $ 36,243    $ 23,341    $ 24,028
                                                     ================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roadway Express, Inc. and Subsidiaries
December 31, 1996

1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Roadway Express, Inc. (the "Company") provides long-haul, less-than-truck load ("LTL") freight services in North America and offers services to an additional 62 countries worldwide in a single business segment. Approximately 75% of the Company's employees are represented by various labor unions, primarily the International Brotherhood of Teamsters ("IBT"). The current agreement with the IBT expires on March 31, 1998.

The Company was a wholly-owned subsidiary of Roadway Services, Inc. (the "former parent") through 1995. The Company was spun-off effective January 2, 1996 in a distribution of the Company's common stock to existing shareholders of the former parent at a rate of one share of Company common stock for every two shares of common stock outstanding of the former parent (the "spin-off"). The former parent currently holds four percent of the common stock of the Company.

2.   ACCOUNTING POLICIES

Net Income (Loss) Per Share - Earnings per share are computed by dividing net income by the average number of common shares outstanding during the year. All share and per share information for 1995 and 1994 have been retroactively restated to reflect the spin-off in a manner similar to a stock split.

Principles of Consolidation - The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Depreciation - Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful lives of structures are generally 15 to 33 years and equipment is generally 3 to 10 years.

Financial Instruments - The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair value due to the short-term nature of these instruments.

Casualty Claims Payable - These accruals represent claims for property damage and public liability and workers' compensation, including estimated amounts for incurred but not reported claims. Expenses resulting from workers' compensation claims are included in salaries, wages and benefits in the accompanying statement of consolidated income.

Future Equipment Repairs - This accrual represents the estimated costs of anticipated major future repairs on inter-city tractors.

Revenue Recognition - The Company recognizes revenue as earned on the date of freight delivery to consignee. Related expenses are recognized as incurred.

Stock Based Compensation - The Company accounts for stock based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

Foreign Currency Translation - Income statement items are translated at average currency exchange rates. Transaction gains and losses are included in determining net income. All balance sheet accounts of foreign operations are translated at the current exchange rate as of the end of the period. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

Use of Estimates in the Financial Statements - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Late in 1995 an intensive project was initiated to review and settle existing workers' compensation claims. The effect on net income in 1996 was an increase of approximately $5,200,000 or $0.25 per share.

 3.   CARRIER OPERATING PROPERTY

Carrier operating properties at December 31 consisted of the following:

                                                     1996              1995
                                                 --------------------------------
                                                       (dollars in thousands)
    Land                                         $      78,916      $      80,407
    Structures                                         362,271            361,782
    Revenue equipment                                  778,891            819,486
    Other operating property                           171,970            172,037
                                                 -------------      -------------

    Carrier operating property, at cost              1,392,048          1,433,712
    Less allowance for depreciation                  1,013,954          1,008,952
                                                 -------------      -------------

                                                 =============      =============
    Net carrier operating property               $     378,094      $     424,760
                                                 =============      =============

4.   ACCOUNTS PAYABLE

Items classified as accounts payable consist of the following:

                                                             1996                1995
                                                        -------------------------------
                                                              (dollars in thousands)
    Trade and other payables                            $     62,843       $     51,420
    Drafts outstanding                                        18,417             23,795
    Income taxes payable                                       6,571              4,616
    Deferred tax liabilities                                   2,070                  -
    Taxes, other than income                                  24,226             22,855
    Multiemployer health, welfare, and pension plans          21,121             22,577
                                                        -------------------------------
                                                        $    135,248       $    125,263
                                                        ===============================

5.   INCOME TAXES

The Company files a consolidated tax return reflecting its operations and those of its domestic subsidiaries. Prior to the spin-off, the domestic operations of the Company were included in the consolidated federal income tax returns of the former parent. The provision for income taxes for 1995 and 1994 reflects an allocation from the former parent of federal income taxes computed on a separate return basis.

The provision (benefit) for income taxes consists of the following:

                                     1996          1995         1994
                                 -------------------------------------
                                         (dollars in thousands)
    Current taxes:
      Federal                    $    4,615    $    4,758      $(4,974)
      State and local                 1,382           243       (1,745)
      Foreign                         4,613         4,494        4,705
                                 -------------------------------------
                                     10,610         9,495       (2,014)
    Deferred taxes:
      Federal                         8,869        (9,649)      (6,312)
      State and local                 1,103        (1,103)        (721)
      Foreign                             -            51         (221)
                                 -------------------------------------
                                      9,972       (10,701)      (7,254)
                                 -------------------------------------

    Provision (benefit)
     for income taxes            $  20,582    $   (1,206)      $(9,268)
                                 =====================================

Income tax payments amounted to $9,197,000 in 1996, $11,704,000 in 1995 and $1,268,000 in 1994. The Company has foreign tax credit carry forwards of approximately $9,300,000, which will expire from 1999 through 2002.

Income (loss) before income taxes consists of the following:

                       1996           1995            1994
                   ------------------------------------------
                              (dollars in thousands)
    Domestic       $     36,212    $    (23,315)     $(40,968)
    Foreign               6,258           9,440        10,255
                   ------------------------------------------

                   $     42,470    $    (13,875)     $(30,713)
                   ==========================================


Significant components of the Company's deferred taxes are as follows:

                                                     1996              1995
                                                  -----------------------------
                                                      (dollars in thousands)
    Deferred tax assets:
      Freight and casualty claims                 $     41,962     $     60,953
      Retirement benefit liabilities                    37,501           33,441
      Foreign tax credit carry forward                   9,300            7,500
      Other                                             17,014           16,841
      Valuation allowance                               (9,300)          (7,500)
                                                  -----------------------------
    Total deferred tax assets                           96,477          111,235

    Deferred tax liabilities:
      Depreciation                                      55,278           60,854
      Multiemployer pension plans                       25,618           24,828
                                                  -----------------------------
    Total deferred tax liabilities                      80,896           85,682
                                                  -----------------------------
    Net deferred assets                           $     15,581        $ 25,553
                                                  =============================

SFAS No. 109 requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As realization of the foreign tax credit carry forwards is considered uncertain, a valuation allowance has been recorded. Management has determined that it is more likely than not that the remaining deferred tax assets will be realized.

The effective tax rate (benefit) differs from the federal statutory rate as set forth in the following reconciliation:

                                               1996         1995         1994
                                           -----------------------------------
   Federal statutory tax rate                 35.0%        (35.0%)      (35.0%)
   State income taxes, net of federal
     tax benefit                               3.8          (4.0)        (5.2)
   Non-deductible operating costs              4.9          16.4          7.6
   Impact of foreign operations                5.0          14.1          2.3
   Other, net                                 (0.2)         (0.2)         0.1
                                           -----------------------------------

   Effective tax rate                         48.5%         (8.7%)      (30.2%)
                                           ===================================

6.   EMPLOYEE BENEFIT PLANS

MULTIEMPLOYER PLANS

The Company charged to operations $124,358,000 in 1996, $111,864,000 in 1995 and $94,245,000 in 1994 for contributions to multiemployer pension plans for employees subject to labor contracts. The Company also charged to operations $138,558,000 in 1996, $130,166,000 in 1995 and $112,947,000 in 1994 for
contributions to multiemployer plans that provide health and welfare benefits to employees and retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multiemployer Pension Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan's unfunded vested liability. Management has no intention of changing operations so as to subject the Company to any material obligation.

RETIREMENT PLANS

Effective January 1, 1996, the Company withdrew from the Roadway Services, Inc. Pension Plan ("RSI Pension Plan") and established the Roadway Express, Inc. Pension Plan ("Company Pension Plan") for its then active employees not subject to labor contracts. Former employees of the Company, including retirees, will remain participants in the RSI Pension Plan. The accrued benefits attributable to the active Company employees were transferred to the Company Pension Plan, and assets attributable to those accrued benefits in the amount of approximately $163 million were transferred from the trustee of the RSI Pension Plan to the trustee of the Company Pension Plan. Future Company retirees will receive pension benefits under the Company Pension Plan based upon their service with the Company prior to and after the spin-off. Pension benefits are based on, among other things, years of service and average compensation during employment with the Company. The Company's funding policy is to contribute amounts sufficient to meet the minimum funding requirements set forth by the Employee Retirement Income Security Act of 1974, plus any additional amounts as the Company may determine to be appropriate.

Net periodic pension cost for 1996 includes the following components (in thousands):

   Service cost of benefits earned during the year    $ 9,742
   Interest cost on projected benefit obligation       13,140
   Actual return on plan assets                       (20,390)
   Net amortization and deferral                        6,180
                                                      -------

   Net periodic pension cost                          $ 8,672
                                                      =======

Pension expense amounted to $9,300,000 and $12,000,000, respectively for 1995 and 1994 and was allocated from the RSI Pension Plan to the Company based on amounts that would approximate net pension cost on a stand-alone basis.

RETIREMENT PLANS (CONTINUED)

The following table sets forth the funded status and related accrued pension costs recognized in the consolidated balance sheets at December 31, 1996 and 1995:

                                                              1996            1995
                                                           ---------------------------
                                                              (dollars in thousands)
   Actuarial present value of benefit obligations:
     Accumulated benefit obligation,
       including vested benefits of $132,596 in 1996
       and $130,537 in 1995                                $   150,610      $  150,406
                                                           ===========================
   Projected benefit obligation for service
     rendered to date                                      $   188,473      $  192,974
   Plan assets at fair value, primarily listed stocks,
     bonds and U. S. government securities                     182,713         164,104
                                                           ---------------------------
   Projected benefit obligation in excess of
     plan assets                                                 5,760          28,870
   Unrecognized net gain                                        75,935          46,171
   Unrecognized prior service cost                             (47,094)        (50,507)
   Unrecognized net asset at transition                         16,744          18,139
                                                           ---------------------------
   Accrued pension cost                                    $    51,345      $   42,673
                                                           ===========================

In arriving at the pension obligation and net periodic pension costs the consulting actuary used certain assumptions. The assumed weighted-average discount rate was 7.5% in 1996 and 7% in 1995; the rate of increase in future compensation levels was 3.25% in 1996 and 4% in 1995; and the expected long-term rate of return on assets was 8% in 1996 and 7.75% in 1995.

The Company charged to operations $7,138,000 in 1996, $9,299,000 in 1995 and $10,472,000 in 1994 to various employee defined contribution plans. These plans generally cover employees not subject to labor contracts. Annual contributions are related to the level of voluntary employee participation.

POST RETIREMENT HEALTHCARE BENEFITS

The Company provides health care benefits to certain retirees who were not subject to labor contracts. The health care plans contain contributions and cost-sharing features such as deductibles and coinsurance.

POST RETIREMENT HEALTHCARE BENEFITS (CONTINUED)

Net periodic post retirement benefit cost includes the following components:

                                                                       1996          1995         1994
                                                                   -------------------------------------
                                                                           (dollars in thousands)
   Service cost of benefits earned during the year                 $    1,168    $    2,100       $2,496
   Interest cost on accumulated post retirement
     benefit obligation                                                 1,778         2,508        2,574
   Net amortization and deferral                                         (980)         (147)           -
                                                                   -------------------------------------
   Net post retirement benefit cost                                $    1,966    $    4,461       $5,070
                                                                   =====================================


The following table sets forth the amounts recognized in the consolidated balance sheet:

                                                                            1996              1995
                                                                       ---------------------------------
                                                                             (dollars in thousands)
   Accumulated post retirement benefit obligation:
     Retirees                                                          $        5,459     $        5,420
     Fully eligible active plan participants                                    2,572              3,545
     Other active plan participants                                            16,730             26,757
                                                                       ---------------------------------
                                                                               24,761             35,722
   Unrecognized net gain                                                       20,050              8,544
                                                                       ---------------------------------
   Accrued post retirement benefit cost                                $       44,811     $       44,266
                                                                       =================================

Post retirement benefit payments amounted to $1,421,000 in 1996, $975,000 in 1995 and $1,086,000 in 1994.

At December 31, 1996, the assumed health care cost trend rate is 9.6% for 1997 and is assumed to decrease gradually to 5.0% by 2007 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post retirement benefit obligation as of December 31, 1996 by $3.4 million, and the aggregate of the service and interest cost components of net periodic post retirement benefit cost for 1996 by $0.5 million.

The weighted-average discount rate assumed in determining the actuarial present value of the accumulated post retirement benefit obligation was 7.5% in 1996 and 7% in 1995.

 7.   STOCK PLANS

MANAGEMENT INCENTIVE STOCK PLAN

The Roadway Express, Inc. Management Incentive Stock Plan (the "Stock Plan") authorizes the granting of up to an aggregate of 1,200,000 shares of common stock at the discretion of the Compensation Committee to officers and certain employees of the Company. An award of incentive stock involves the immediate transfer to a participant of a specific number of shares of the Company's common stock in consideration of the performance of future services and attainment of specific performance levels. The participant is immediately entitled to voting, dividend and certain other ownership rights in the shares. During 1995, the Compensation Committee approved grants of 316,000 shares which were awarded in 1996. Compensation expense relating to the Plan for 1996 of $623,000 was recognized based on attainment of specific performance levels.

OTHER STOCK PLANS

Under the Roadway Express, Inc. Employees' Stock Purchase Plan, all full-time eligible employees may purchase shares of the Company's common stock up to 10% of their respective compensation through payroll deductions. The purchase price under the plan is 85% of the fair market value of the Company's common stock. The Roadway Express Union Stock Plan provides stock awards to employees subject to labor contracts who meet the eligibility and performance requirements of providing a safe, reliably-staffed and injury-free work environment. During 1996, 123,000 shares were issued or granted under these plans, with expense recognized of $456,000.

The effect of applying the fair value method of accounting for the Company's stock award plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," results in net income and earnings per share that are not materially different from amounts reported.

8.   LEASES

The Company leases certain terminals and revenue equipment under noncancellable operating leases requiring minimum future rentals aggregating $54,200,000 payable as follows: 1997--$8,700,000; 1998--$8,100,000; 1999--$6,700,000;
2000--$6,100,000; 2001--$9,500,000 and thereafter $15,100,000. Rental expense for operating leases was $5,400,000, $5,900,000, $5,500,000 for 1996, 1995 and
1994, respectively.

9.   CREDIT FACILITIES

At December 31, 1996, the Company had $50,000,000 available through unsecured credit facilities with certain banks. Borrowings under the agreements bear interest at LIBOR plus .25%, and include covenants that require the Company to maintain certain financial ratios, including a minimum level of consolidated net worth. Interest paid relating to temporary borrowings under these facilities amounted to $139,000 in 1996.

10.  CONTINGENCIES

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material effect on the financial condition of the Company.

The Company has received notices from the Environmental Protection Agency (EPA) that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (Superfund) at certain hazardous waste sites. Such designations are made regardless of the Company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share. Based on its investigations, the Company believes that its obligation with regard to these sites is at most de minimis and no significant liability exists, although there can be no assurances in this regard.

The Company will adopt the American Institute of Certified Public Accountants Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities" in the first quarter of 1997 and does not believe the effect of adoption will be material.

11.  ALLOCATIONS AND RELATED PARTY TRANSACTIONS

The Company and the former parent have entered into certain agreements to govern their relationship subsequent to the spin-off. These agreements provide for allocation of taxes and certain other liabilities and obligations arising from periods prior to the spin-off.

Prior to the spin-off, the Company received various corporate support services from the former parent including cash management and short-term financing, legal and risk management. Charges for all such services were generally based on actual costs incurred. Management believes amounts charged by the former parent were reasonable and approximate amounts that would have been incurred had the Company operated on a stand-alone basis. Charges from the former parent, principally corporate support services, amounted to $11,252,000 in 1995 and $13,395,000 in 1994. The Company has contracted with the former parent to receive information systems services. The Company incurred charges of approximately $28,424,000 in 1996, $29,335,000 in 1995 and $28,000,000 in 1994
for the information systems services provided by the former parent.

The Company had a short-term borrowing arrangement with the former parent prior to the spin-off which allowed for borrowings up to $50,000,000 based on the prime lending rate of a commercial lending institution less 1%. Interest expense amounted to $1,641,000 in 1995 and $22,000 in 1994. Interest payments to the former parent were $8,119,000 in 1995 and $420,000 in 1994. Interest paid includes amounts in connection with tax examinations.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Roadway Express, Inc.:

We have audited the accompanying consolidated balance sheets of Roadway Express, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Express, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                             ERNST & YOUNG LLP

Akron, Ohio
January 22, 1997

SELECTED QUARTERLY FINANCIAL DATA
Roadway Express, Inc. and subsidiaries

                        1ST QUARTER                 2ND QUARTER                 3RD QUARTER                 4TH QUARTER
                        -----------                 -----------                 -----------                 -----------
                    1996           1995        1996           1995           1996          1995          1996          1995
                 --------------------------------------------------------------------------------------------------------------
                                             (dollars in thousands, except per share data)
Revenue          $  516,963     $  522,289   $  532,749    $  521,122     $  540,942     $ 526,580     $ 782,064     $  718,853
Operating
  income         $    4,942     $      438   $    7,323    $  (12,720)    $    9,995     $  (2,765)    $  21,670     $    4,279
  (loss)
Net income       $    2,623     $     (559)  $    4,053    $   (8,589)    $    4,580     $  (4,048)    $  10,632     $      527
(loss)
Net income
   (loss)per     $    0.13      $    (0.03)  $     0.20    $    (0.42)    $     0.22     $   (0.20)    $    0.52     $     0.03
   share

Common stock:
   High          $   18               -      $    17 3/4         -        $       16 3/8         -     $      19 1/2          -
   Low           $   10 1/4           -      $    13 3/8         -        $       12 1/2         -     $      14 1/8          -
   Dividends
     per share        -               -      $     0.05          -        $     0.05             -     $    0.05              -
   Average
     shares
     outstanding 20,557          20,557          20,484        20,557         20,541        20,557        20,546         20,557

The Company uses 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

Trading in Roadway Common Stock commenced on January 2, 1996 after the spin-off from our former parent.

There are approximately 11,700 holders of record of Common Stock. The Company's stock trades on the NASDAQ Stock Market under the symbol ROAD. The NASDAQ Stock Market is a highly regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems.

HISTORICAL DATA
Roadway Express, Inc. and Subsidiaries

                                                  1996           1995         1994          1993           1992
                                                -------------------------------------------------------------------
                                                         (amounts in thousands, except per share data)
Revenue                                         $2,372,718    $2,288,844    $2,171,117    $2,323,696     $2,185,703

Operating expenses
   Salaries, wages and benefits                  1,544,926     1,545,000     1,512,235     1,559,462      1,434,714
   Operating supplies and expenses                 409,900       395,170       388,268       384,079        373,549
   Purchased transportation                        193,640       158,494       105,486        82,693         67,367
   Operating taxes and licenses                     75,041        74,720        74,031        78,769         72,936
   Insurance and claims                             50,856        54,826        46,913        50,306         42,713
   Provision for depreciation                       62,681        71,669        75,750        96,126         95,688
   Net (gain) loss on sale of carrier
     operating property                            (8,256)         (267)       (2,628)         (552)            286
                                                -------------------------------------------------------------------
Total operating expenses                         2,328,788     2,299,612     2,200,055     2,250,883      2,087,253

Operating income (loss)                             43,930      (10,768)      (28,938)        72,813         98,450
Other income (expense) - net                       (1,460)       (3,107)       (1,775)         (104)          1,799
                                                -------------------------------------------------------------------
Income (loss) before income taxes and
   cumulative effect of accounting changes          42,470      (13,875)      (30,713)        72,709        100,249
 Provision (benefit) for income taxes               20,582       (1,206)       (9,268)        31,890         39,337
                                                -------------------------------------------------------------------
Income (loss) before cumulative effect of
   accounting changes                               21,888      (12,669)      (21,445)        40,819         60,912
Cumulative effect of accounting changes(1)               -             -             -      (14,691)              -
                                                ===================================================================
Net income (loss)                                  $21,888     ($12,669)     ($21,445)       $26,128        $60,912
                                                ===================================================================
Income (loss) per share:(2)
   Before cumulative effect of accounting
     changes                                         $1.07       ($0.62)       ($1.04)         $1.98          $2.96
   Cumulative effect of accounting changes               -             -             -        (0.71)              -
                                                ===================================================================
Net income (loss) per share                          $1.07       ($0.62)       ($1.04)         $1.27          $2.96
                                                ===================================================================
Cash dividends declared per share (3)                $0.15           n/a           n/a           n/a            n/a
Average number of shares of common stock
   outstanding                                      20,533        20,557        20,557        20,557         20,557
Total shareholders' equity                        $224,596      $205,642      $252,941      $298,868       $300,399
Total assets                                      $709,624      $713,607      $745,840      $740,402       $705,474

Tons of Freight   - less-than-truckload              6,238         6,053         5,598         6,221          5,873
                  - truckload                        1,403         1,444         1,439         1,639          1,587
                                                ===================================================================
Total                                                7,641         7,497         7,037         7,860          7,460
                                                ===================================================================
Intercity miles                                    650,602       642,224       588,499       648,831        601,659
Ton miles                                        9,873,927     9,647,661     8,792,871     9,714,031      9,170,521


(1) Changes in methods of accounting for income taxes and retiree medical benefits in 1993.

(2) Earnings per share are computed on the number of shares outstanding following the spin-off for years 1992 through 1995.

(3) Dividends declared for years 1992 through 1995 were paid to former parent and are not applicable.