Form 10-K405, Exhibit 13
period 1997-12-31
ROADWAY EXPRESS INC
filed 1998-03-25
CIK 84271

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


1997 COMPARED TO 1996
---------------------

Revenue increased $298 million, or 12.6% over 1996, to a record $2.67 billion in 1997. Tonnage was up 9.1% over the prior year, with 45% of this increase due to the acquisition of Reimer Express Lines, Ltd. on April 30, 1997. Less-than-truckload (LTL) tonnage was up 7.7%, while truckload tonnage increased 15.4% during the year. Most of the truckload tonnage increase was attributable to new Reimer freight. LTL rates per ton increased 3.9%, and truckload rates per ton increased 3.5%. Overall revenue rates per ton improved by 3.2% in 1997, primarily because of the general rate increase on January 1, the strength of the overall economy, and capacity reduction in the transportation industry. Revenue per ton was also impacted by the acquisition of Reimer.

Roadway Express, Inc. has historically used, and continues to use, its own union employees for the vast majority of linehaul and pickup and delivery services. In recent years, the Company has increased use of rail transportation for linehaul service, and commission agents for pickup and delivery service to outlying areas. In addition, the Reimer operation utilizes union owner-operators for linehaul service. These factors have shifted expenses, as the increased use of purchased transportation results in reductions in salaries, wages and benefits, operating expenses, and equipment needs. Purchased transportation increased 38.6%, to 10.0% of revenue in 1997 from 8.2% in 1996. For the year 1997, the Company increased the use of railroads in linehaul operations from 23.4% to 28.0%, the maximum allowed under the National Master Freight Agreement (the "Contract") with the International Brotherhood of Teamsters (the "Teamsters"), of which the Company is a signatory.

Salaries, wages, and benefits were 63.6% of revenue in 1997, down from 65.1% in 1996. Despite a 3.8% increase in union wages and benefits on April 1, 1997, additional workers' compensation expenses, and greater incentive plan payments, in conjunction with the factors mentioned in the preceding paragraph, salaries and wages per ton increased only 0.8% in 1997. The union increase is specified under the terms of the Contract, which became effective April 1, 1994, expires March 31, 1998, and contains annual wage and benefit rate increases. Workers' compensation expense, which is part of salaries, wages, and benefits on the income statement, returned to more historic levels in 1997. The increase in 1997 is due to the aggressive administrative approach to claims management taken in 1996 after the spin-off.

Depreciation expense continues to decline as more revenue equipment becomes fully depreciated, operating leases are utilized for refurbished trailers, and the number of terminal facilities is reduced. The Company's system count has been reduced to 407 terminals, down from 484 and 424 at the beginning of 1996 and 1997. The sale of unused facilities resulted in a $6 million gain in 1997. While the Company plans to sell additional unused facilities in 1998, we do not anticipate this level of gain on future sales.

Operating tax and license expense decreased to 2.8% of revenue from 3.2% in 1996, due to the lower highway use taxes. These taxes would be expected to decrease as purchased transportation increased.`

The Company's improved freight handling techniques and the network refinements have reduced freight handling and the resultant cargo claims. Compared to 1996, cargo claims expense per ton has declined by 7.1%. This improvement was offset by a $9.5 million increase in liability insurance expense in 1997, largely due to the aggressive claims management during 1996.

The operating income of $61.3 million or 2.3% of revenue in 1997 compares to an operating income of $43.9 million or 1.9% of revenue in 1996. The 1997 results reflect improved freight rates, operational refinements in the network, and reduced depreciation expense. Total operating expenses per ton increased 2.7% in 1997, to $313.02, compared to $304.77 in 1996. The Company plans to continue the focus on controlling unit costs, managing our system to capacity, and adjusting our freight mix to improve yields.

The tax expense in 1997 differs from the Federal statutory rate due to the utilization of foreign tax credit carry forwards, non-deductible operating expenses, and state taxes. The impact of the foreign tax credits helped to reduce the Company's 1997 effective tax rate to 39.2%, down from 48.5% in 1996.


1996 COMPARED TO 1995
---------------------

Revenue for 1996 was $2.4 billion as compared to $2.3 billion in 1995. This increase of $84 million, or 3.7%, was due to higher business levels coupled with a marginal increase in freight rates during 1996. Network refinement and mergers among our competitors removed excess capacity from the market, which helped to ease the extreme competitive pressure on freight rates and discounts experienced in 1995.

Despite the higher business volume, increased fuel prices, and the 3.8% increase in union labor wage and benefit rates, operating expenses were up only 1.6% compared to 1995. On a per ton basis, expenses were reduced 0.3% compared to 1995.

In 1996, certain productivity gains through reengineering efforts partially offset the wage and benefit increase. These included increased use of rail lines to transport freight in linehaul operations and the continued reduction of the terminal network. During 1996 we closed an additional 60 terminals, reducing the terminal count to 424, down from 586 at the beginning of 1995.

Cargo claims expense per ton declined by 11.2% year over year. The continued strong safety performance of our work force combined with an aggressive administrative approach to claims management also contributed to a reduction in workers' compensation and liability insurance expenses. Depreciation expense declined as more revenue equipment became fully depreciated, and as the number of terminal facilities was reduced.

New safety programs were initiated to control losses and claims, and late in 1995 an intensive project was initiated to review and settle existing claims. These efforts resulted in a net reduction of workers' compensation expenses by $10 million in 1996.

A 15.6% increase in the base price of diesel fuel during 1996 added $8.8 million to operating expenses during the year. Fuel contracts were utilized to assure availability of fuel and moderate the impact of potential fuel price swings. The Company adopted a variable rate fuel surcharge at the end of the third quarter of 1996 to recover additional costs caused by rising fuel prices.

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


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company had cash and cash equivalents of $59 million at December 31, 1997. This is a 61% improvement over the $36 million at the end of 1996. The Company has a $57 million line of credit available, and remains debt free. During the last several years, a higher percentage of freight has been delivered under standard contracts, which have more lenient credit terms. This has caused a two day increase in the average payment time by customers and an adverse effect on cash flows. Capital expenditures are financed primarily through internally generated funds. Future expenditures are expected to be financed in a similar manner, except for a planned replacement in 1998 of an additional 10% of the Company's linehaul trailer fleet through an operating lease arrangement. During 1996 and 1997, a total of 20% of the Company's linehaul trailers were replaced under this lease. In addition to the leases mentioned above, capital expenditures of $75 million are planned for 1998, up from $37 million in 1997. Capital expenditures for facilities are expected to be limited as the Company refines the use of its existing terminal network to better utilize capacity, improve efficiency and reduce fixed costs. Revenue equipment expenditures will increase over the levels of recent years as the Company begins replacing older linehaul tractors. Management believes that cash flows from operations and financing sources will be sufficient to support its working capital needs, projected capital expenditures, dividends to shareholders, and funds for other corporate or business needs during 1998, as was the case in 1997.

Freight rate levels continued to recover during 1997 from the depressed 1995 levels as noted above, but are still not sufficient to provide adequate returns for Roadway and much of the LTL industry. Because of this, a 5.4% general rate increase was implemented on January 1, 1998. Although no assurances can be given, management believes that economic conditions will allow us to retain a reasonable portion of this increase. It now appears that LTL industry capacity is more in line with demand, which is in contrast with the over capacity situation for much of 1995 and 1996.

Formal negotiations with the Teamsters began in late December, in advance of the March 31, 1998 expiration of the Contract. The Company is being represented by the Motor Freight Carriers Association, which represents the four largest trucking companies in the United States. Statements released by the Teamsters and the Association in late January indicated that "substantial progress has been made on all of the major issues." It is the intention of both parties to have the Contract settled well before the current Contract expires, to avoid a diversion of freight to non-union carriers by customers who are wary of a repeat of the 1994 strike.

The Company has developed employee retention incentive programs to maintain adequate computer programming capabilities that will enable timely development, conversion, and implementation of planned software enhancements necessary to successfully manage Year 2000 issues. The Company does not expect the additional expenses to materially affect operating results.

The impact of inflation on operating expenses has been moderate in recent years.


OTHER MATTERS
-------------

The Company receives notices from the EPA from time to time identifying it as a potentially responsible party ("PRP") under the comprehensive Environmental Response Compensation and Liability Act for various Superfund sites. Management does not believe that any involvement of the Company at any of these sites will have a material impact on its results of operations or financial condition. Effective January 1, 1997, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities." The Adoption of SOP 96-1 did not have a material effect on the Company's results of operations.

                        CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
Roadway Express, Inc. and Subsidiaries

                                                                                  DECEMBER 31
                                                                            1997               1996
                                                                       ---------------------------------
                                                                       (dollars in thousands, except per
                                                                                  share data)
ASSETS
Current assets:
   Cash and cash equivalents                                          $        58,505    $        36,243
   Accounts receivable, net                                                   288,050            260,789
   Prepaid expenses and supplies                                                9,348             15,688
   Deferred income taxes                                                        7,009                  -
                                                                      ---------------    ---------------
Total current assets                                                          362,912            312,720

Carrier operating property, at cost                                         1,366,569          1,392,048
   Less allowance for depreciation                                          1,008,485          1,013,954
                                                                      ---------------    ---------------
Net carrier operating property                                                358,084            378,094

Goodwill                                                                        8,747              1,159
Deferred income taxes                                                          14,243             17,651
                                                                      ---------------    ---------------
Total assets                                                          $       743,986    $       709,624
                                                                      ===============    ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                   $       165,536    $       135,248
   Salaries and wages                                                         103,609            110,124
   Freight and casualty claims payable                                         53,657             52,545
                                                                      ---------------    ---------------
Total current liabilities                                                     322,802            297,917
Long-term liabilities:
   Casualty claims payable                                                     55,267             66,674
   Accrued pension and retiree medical                                         96,708             96,156
   Future equipment repairs                                                    19,773             24,281
                                                                      ---------------    ---------------
Total long-term liabilities                                                   171,748            187,111
Shareholders' equity:
   Preferred stock
     Authorized--20,000,000 shares
     Issued--none                                                                   -                  -
   Common stock--$.01 par value
     Authorized--100,000,000 shares
     Issued--20,556,714 shares                                                    206                206
   Additional paid-in capital                                                  43,523             43,100
   Earnings reinvested in the business                                        218,552            185,758
   Accumulated other comprehensive income                                      (4,276)            (4,283)
   Unearned portion of restricted stock awards                                 (3,973)                 -
   Treasury shares (162,107 shares in 1997 and
     11,949 shares in 1996)                                                    (4,596)              (185)
                                                                      ---------------    ---------------
Total shareholders' equity                                                    249,436            224,596
                                                                      ---------------    ---------------
Total liabilities and shareholders' equity                            $       743,986    $       709,624
                                                                      ===============    ===============

See accompanying notes.


STATEMENTS OF CONSOLIDATED INCOME
Roadway Express, Inc. and Subsidiaries



                                                                           YEAR ENDED DECEMBER 31
                                                                    1997            1996             1995
                                                              --------------------------------------------------
                                                                (dollars in thousands, except per share data)

Revenue                                                       $    2,670,944    $   2,372,718   $   2,288,844

Operating expenses:
   Salaries, wages and benefits                                    1,699,692        1,544,926       1,545,000
   Operating supplies and expenses                                   462,895          409,900         395,170
   Purchased transportation                                          268,344          193,640         158,494
   Operating taxes and licenses                                       74,777           75,041          74,720
   Insurance and claims                                               60,920           50,856          54,826
   Provision for depreciation                                         49,010           62,681          71,669
   Net gain on sale of carrier operating property                     (5,955)          (8,256)           (267)
                                                              --------------------------------------------------
Total operating expenses                                           2,609,683        2,328,788       2,299,612
                                                              --------------------------------------------------
Operating income (loss)                                               61,261           43,930         (10,768)

Other income (expense):
   Interest expense                                                   (2,076)          (1,764)         (3,098)
   Other, net                                                          1,471              304              (9)
                                                              --------------------------------------------------
                                                                        (605)          (1,460)         (3,107)
                                                              --------------------------------------------------
Income (loss) before income taxes                                     60,656           42,470         (13,875)
Provision (benefit) for income taxes                                  23,751           20,582          (1,206)
                                                              --------------------------------------------------

Net income (loss)                                             $       36,905   $       21,888  $      (12,669)
                                                              ==================================================

Earnings (loss) per share - basic                             $       1.83     $       1.08    $      (0.62)
                                                              ==================================================

Earnings (loss) per share - diluted                           $       1.80     $       1.07    $      (0.62)
                                                              ==================================================



See accompanying notes.


STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Roadway Express, Inc. and Subsidiaries


                                                                       EARNINGS     ACCUMULATED      UNEARNED
                                                          ADDITIONAL   INVESTED        OTHER        PORTION OF
                                               COMMON      PAID IN      IN THE     COMPREHENSIVE    RESTRICTED     TREASURY
                                   TOTAL        STOCK      CAPITAL     BUSINESS       INCOME       STOCK AWARDS     STOCK
                                ----------------------------------------------------------------------------------------------
                                                        (dollars in thousands, except per share data)

YEAR ENDED DECEMBER 31, 1995
  Balance at January 1, 1995    $   252,941  $       206 $    43,100  $   212,644    $   (3,009)
  Net loss                          (12,669)                              (12,669)
  Foreign currency translation
    adjustments                      (1,607)                                             (1,607)
                                -------------
  TOTAL COMPREHENSIVE LOSS          (14,276)
  Dividends paid to former           (7,500)                               (7,500)
    parent
  Transfer of accrued pension
    costs, net of taxes             (25,523)                              (25,523)
                                ----------------------------------------------------------------------------------------------
Balance at December 31, 1995        205,642          206      43,100      166,952        (4,616)

YEAR ENDED DECEMBER 31, 1996
  Net income                         21,888                                21,888
  Foreign currency translation
    adjustments                         333                                                 333
                                -------------
  TOTAL COMPREHENSIVE INCOME         22,221
  Dividends declared-$.15 per
    share                            (3,082)                               (3,082)
  Purchase of 11,949 shares
    for treasury                       (185)                                                                          (185)
                                ----------------------------------------------------------------------------------------------
Balance at December 31, 1996        224,596          206      43,100      185,758        (4,283)                      (185)

YEAR ENDED DECEMBER 31, 1997
  Net income                         36,905                                36,905
  Foreign currency translation
    adjustments                           7                                                   7
                                -------------
  TOTAL COMPREHENSIVE INCOME         36,912
  Dividends declared--$.20 per
    share                            (4,111)                               (4,111)
  Purchase of 150,158 shares
    for treasury                     (4,411)                                                                        (4,411)
  Restricted stock award             (3,550)                     423                                 (3,973)
    activity
                                ----------------------------------------------------------------------------------------------

Balance at December 31, 1997    $   249,436  $       206 $    43,523  $   218,552    $   (4,276)  $  (3,973)     $  (4,596)
                                ==============================================================================================


See accompanying notes.


STATEMENTS OF CONSOLIDATED CASH FLOWS
Roadway Express, Inc. and Subsidiaries



                                                                                 YEAR ENDED DECEMBER 31
                                                                             1997          1996          1995
                                                                         -------------------------------------------
                                                                                   (dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                        $    36,905   $    21,888   $   (12,669)
Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
     Depreciation and amortization                                            49,558        62,729        71,682
     Gain on sale of carrier operating property                               (5,955)       (8,256)         (267)
     Changes in assets and liabilities:
       Accounts receivable                                                   (14,760)      (33,668)        2,368
       Other assets                                                             (480)        3,839       (18,521)
       Accounts payable and accrued items                                     12,987         1,826       (29,286)
       Long-term liabilities                                                 (15,364)      (24,398)       25,711
                                                                         ------------------------------------------
Net cash provided by operating activities                                     62,891        23,960        39,018

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of carrier operating property                                      (36,902)      (26,521)      (26,385)
Sales of carrier operating property                                           20,135        18,762         4,388
Purchase of subsidiary                                                       (15,000)            -             -
                                                                         ------------------------------------------
Net cash used in investing activities                                        (31,767)       (7,759)      (21,997)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                                                (4,103)       (3,078)       (7,500)
Purchases of treasury shares                                                  (4,411)         (185)            -
Net borrowings                                                                     -             -       (10,000)
                                                                         ------------------------------------------
Net cash used in financing activities                                         (8,514)       (3,263)      (17,500)

Effect of exchange rate changes on cash                                         (348)          (36)         (208)
                                                                         ------------------------------------------
Net increase (decrease) in cash and cash
   equivalents                                                                22,262        12,902          (687)

Cash and cash equivalents at beginning of year                                36,243        23,341        24,028
                                                                         ------------------------------------------

Cash and cash equivalents at end of year                                 $    58,505   $    36,243   $    23,341
                                                                         ==========================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roadway Express, Inc. and Subsidiaries
December 31, 1997


1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Roadway Express, Inc. (the "Company") provides long-haul, less-than-truck load ("LTL") freight services in North America and offers services to an additional 66 countries worldwide in a single business segment. Approximately 75% of the Company's employees are represented by various labor unions, primarily the International Brotherhood of Teamsters ("IBT"). The current agreement with the IBT expires on March 31, 1998.

The Company was a wholly-owned subsidiary of Roadway Services, Inc. (the "former parent") through 1995. The Company was spun-off effective January 2, 1996 in a distribution of the Company's common stock to existing shareholders of the former parent at a rate of one share of Company common stock for every two shares of common stock outstanding of the former parent (the "spin-off").

2.   ACCOUNTING POLICIES

Earnings (Loss) Per Share--In 1997, the Financial Accounting Standards Board issued Statement (SFAS) No. 128, Earnings per Share. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements.

Principles of Consolidation--The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents--The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Depreciation--Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful life of structures ranges from 15 to 33 years, and equipment from 3 to 10 years.

Financial Instruments--The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair value due to the short-term nature of these instruments.

Goodwill--Goodwill represents costs in excess of net assets of acquired businesses which are amortized using the straight-line method primarily over a period of 20 years. The Company evaluates the realizability of goodwill based on the undiscounted cash flows of the businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced by the estimated shortfall of the cash flows. No reduction of goodwill for impairment has been necessary to date.

Casualty Claims Payable--These accruals represent claims for property damage and public liability and workers' compensation, including estimated amounts for incurred but not reported claims. Expenses resulting from workers' compensation claims are included in salaries, wages and benefits in the accompanying statements of consolidated income.

Revenue Recognition--The Company recognizes revenue as earned on the date of freight delivery to consignee. Related expenses are recognized as incurred.

Future Equipment Repairs--This accrual represents the estimated costs of anticipated major future repairs on inter-city tractors purchased prior to January 1, 1996.

Stock Based Compensation--The Company accounts for stock based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.

Foreign Currency Translation--Income statement items are translated at average currency exchange rates. Transaction gains and losses are included in determining net income. All balance sheet accounts of foreign operations are translated at the current exchange rate as of the end of the period. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

Use of Estimates in the Financial Statements--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Late in 1995 an intensive project was initiated to review and settle existing workers' compensation claims. The effect on net income in 1996 was an increase of approximately $5,200,000 or $0.25 per share assuming dilution.

Comprehensive Income--Effective in the fourth quarter of 1997, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires, among other things, that foreign currency translation adjustments be included in comprehensive income. Foreign currency translation adjustments totaling $4,276,000 have been included in other comprehensive income for the 1997 statements. Prior year financial statements have been reclassified to conform to the 1997 statements. The adoption of SFAS No. 130 had no impact on the Company's net income or shareholders' equity.

Impact of Recently Issued Accounting Standard--In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which changes the way public companies report segment information in annual financial statements. SFAS No. 131 is effective for the Company in 1998. Management does not expect the adoption of SFAS No. 131 to have a material impact on the Company's financial statement disclosures.

Reclassifications--Certain items in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

3.   ACQUISITION OF REIMER EXPRESS LINES, LTD.

On April 30, 1997, the Company acquired all of the outstanding shares of Reimer Express Lines, Ltd., a privately held Canadian common carrier for $15,000,000. The purchase agreement also contains provisions for additional payments of up to $10,000,000, subject to Reimer achieving defined performance criteria over a five year period. Any such increases to the purchase price will be recorded as additional goodwill. Reimer provides truckload and LTL service throughout Canada, and international service to and from Canada.

The acquisition was paid in cash, and was recorded under the purchase method of accounting. The results of Reimer's operations subsequent to the date of acquisition are included in the Company's consolidated financial statements.


4.    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                                    1997            1996             1995
                                                              --------------------------------------------------
                                                              (amounts in thousands, except per share data)

Net income (loss)                                               $     36,905    $     21,888    $    (12,669)
                                                              ==================================================

Weighted-average shares for
   basic earnings per share                                           20,210           20,338         20,557

Management incentive stock plan                                          316              195              -
                                                              --------------------------------------------------

Weighted-average shares for
   diluted earnings per share                                         20,526           20,533         20,557
                                                              ==================================================

Basic earnings (loss) per share                               $         1.83      $      1.08    $     (0.62)
                                                              ==================================================

Diluted earnings (loss) per share                             $         1.80      $      1.07    $     (0.62)
                                                              ==================================================

5.    CARRIER OPERATING PROPERTY

Carrier operating properties at December 31 consisted of the following:

                                                                             1997                1996
                                                                        ------------------------------------
                                                                              (dollars in thousands)

    Land                                                                $      77,350      $      78,916
    Structures                                                                363,409            362,271
    Revenue equipment                                                         749,844            778,891
    Other operating property                                                  175,966            171,970
                                                                        ------------------------------------

    Carrier operating property, at cost                                     1,366,569          1,392,048
    Less allowance for depreciation                                         1,008,485          1,013,954
                                                                        ------------------------------------

    Net carrier operating property                                      $     358,084      $     378,094
                                                                        ====================================


6.    ACCOUNTS PAYABLE

Items classified as accounts payable consist of the following:

                                                                             1997                1996
                                                                        ------------------------------------
                                                                              (dollars in thousands)

    Trade and other payables                                              $   74,055       $     62,843
    Drafts outstanding                                                        32,162             18,417
    Income taxes payable                                                       9,463              6,571
    Deferred tax liabilities                                                       -              2,070
    Taxes, other than income                                                  25,044             24,226
    Multiemployer health, welfare, and pension plans                          24,812             21,121
                                                                        ------------------------------------

                                                                          $  165,536       $    135,248
                                                                        ====================================

7.   INCOME TAXES

The Company files a consolidated tax return reflecting its operations and those of its domestic subsidiaries. Prior to the spin-off, the domestic operations of the Company were included in the consolidated federal income tax return of the former parent. The provision for income taxes for 1995 reflects an allocation from the former parent of federal income taxes computed on a separate return basis.

The provision (benefit) for income taxes consists of the following:

                                                                       1997          1996         1995
                                                                   ----------------------------------------
                                                                            (dollars in thousands)

    Current taxes:
      Federal                                                      $   21,523    $    4,615   $    4,758
      State                                                             3,852         1,382          243
      Foreign                                                           1,436         4,613        4,494
                                                                   ----------------------------------------
                                                                       26,811        10,610        9,495
    Deferred taxes:
      Federal                                                          (2,794)        8,869       (9,649)
      State                                                              (417)        1,103       (1,103)
      Foreign                                                             151             -           51
                                                                   ----------------------------------------
                                                                       (3,060)        9,972      (10,701)
                                                                   ----------------------------------------
    Provision (benefit) for income taxes                           $   23,751    $  20,582    $   (1,206)
                                                                   ========================================


Income tax payments amounted to $26,435,000 in 1997, $9,197,000 in 1996 and $11,704,000 in 1995.


Income (loss) before income taxes consists of the following:

                                                                   1997            1996           1995
                                                              ----------------------------------------------
                                                                         (dollars in thousands)

    Domestic                                                  $     56,400    $     36,212   $    (23,315)
    Foreign                                                          4,256           6,258          9,440
                                                              ----------------------------------------------
                                                              $     60,656    $     42,470   $    (13,875)
                                                              ==============================================


Significant components of the Company's deferred taxes are as follows:

                                                                                 1997            1996
                                                                            -------------------------------
                                                                                (dollars in thousands)
    Deferred tax assets:
      Freight and casualty claims                                           $     39,828     $     41,962
      Retirement benefit liabilities                                              35,766           37,501
      Other                                                                       24,591           17,014
      Foreign tax credit carry forward                                               700            5,300
      Valuation allowance                                                           (700)          (5,300)
                                                                            -------------------------------
    Total deferred tax assets                                                    100,185           96,477

    Deferred tax liabilities:
      Depreciation                                                                50,788           55,278
      Multiemployer pension plans                                                 28,145           25,618
                                                                            -------------------------------
    Total deferred tax liabilities                                                78,933           80,896
                                                                            -------------------------------
    Net deferred tax assets                                                 $     21,252     $     15,581
                                                                            ===============================

The valuation allowance decreased during 1997 due to the utilization of the foreign tax credit carry forward, of which $700,000 remain, expiring in 2001. Management has determined that it is more likely than not that the remaining deferred tax assets will be realized.


The effective tax rate (benefit) differs from the federal statutory rate as set forth in the following reconciliation:

                                                                        1997         1996         1995
                                                                    ---------------------------------------

   Federal statutory tax rate                                          35.0%        35.0%        (35.0%)
   State income taxes, net of federal
     tax benefit                                                        3.7          3.8          (4.0)
   Non-deductible operating costs                                       4.0          4.9          16.4
   Impact of foreign operations                                        (3.1)         5.0          14.1
   Other, net                                                          (0.4)        (0.2)         (0.2)
                                                                    ---------------------------------------

   Effective tax rate                                                  39.2%        48.5%         (8.7%)
                                                                    =======================================


8.   EMPLOYEE BENEFIT PLANS

MULTIEMPLOYER PLANS

The Company charged to operations $144,702,000 in 1997, $124,358,000 in 1996 and $111,864,000 in 1995 for contributions to multiemployer pension plans for employees subject to labor contracts. The Company also charged to operations $148,951,000 in 1997, $138,558,000 in 1996 and $130,166,000 in 1995 for
contributions to multiemployer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multiemployer Pension

Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan's unfunded vested liability. Management has no intention of changing operations so as to subject the Company to any material obligation.

RETIREMENT PLANS

The Company sponsors a defined benefit pension plan for employees not subject to labor contracts. Pension benefits are based on, among other things, years of service and average compensation during employment with the Company. The Company's funding policy is to contribute amounts sufficient to meet the minimum funding requirements set forth by the Employee Retirement Income Security Act of 1974, plus any additional amounts as the Company may determine to be appropriate.

Net periodic pension cost includes the following components:

                                                                        1997              1996
                                                                   ---------------------------------
                                                                        (dollars in thousands)

   Service cost of benefits earned during the year                      $ 9,615      $      9,742
   Interest cost on projected benefit obligation                         13,430            13,140
   Actual return on plan assets                                         (29,779)          (20,390)
   Net amortization and deferral                                         12,386             6,180
                                                                   ---------------------------------

   Net periodic pension cost                                       $      5,652           $ 8,672
                                                                   =================================


Pension expense amounted to $9,300,000 for 1995 and was allocated from the former parent's pension plan to the Company based on amounts that would approximate net pension cost on a stand-alone basis.

As of December 31, 1997, pension plan assets exceeded projected benefit obligations by $25,290,000. The following table sets forth the funded status and related accrued pension costs recognized in the consolidated balance sheets:

                                                                                1997             1996
                                                                           ---------------------------------
                                                                                (dollars in thousands)
   Actuarial present value of benefit obligations:
     Accumulated benefit obligation,
       including vested benefits of $121,850 in 1997
        and $132,596 in 1996                                               $   154,746     $   150,610
                                                                           =================================

   Projected benefit obligation for service
     rendered to date                                                      $   192,386     $   188,473
   Plan assets at fair value, primarily listed stocks,
     bonds and U. S. government securities                                     217,676         182,713
                                                                           ---------------------------------
   Plan assets less than (in excess of) projected
     benefit obligation                                                        (25,290)          5,760
   Unrecognized net gain                                                       104,746          75,935
   Unrecognized prior service cost                                             (43,396)        (47,094)
   Unrecognized net asset at transition                                         15,384          16,744
                                                                           ---------------------------------

   Accrued pension cost                                                    $    51,444     $    51,345
                                                                           =================================


In arriving at the pension obligation and net periodic pension costs the consulting actuary used certain assumptions. For both 1997 and 1996, the assumed weighted-average discount rate was 7.5%; the rate of increase in future compensation levels was 3.25%; and the expected long-term rate of return on assets was 8.0%.

The Company charged to operations $7,290,000 in 1997, $7,138,000 in 1996 and $9,299,000 in 1995 relating to various employee defined contribution plans. These plans generally cover employees not subject to labor contracts. Annual contributions are related to the level of voluntary employee participation.

POST RETIREMENT HEALTHCARE BENEFITS

The Company provides health care benefits to eligible retirees hired prior to February 1, 1997 who were not subject to labor contracts. The health care plans contain contributions and cost-sharing features such as deductibles and coinsurance.

POST RETIREMENT HEALTHCARE BENEFITS

Net periodic post retirement benefit cost includes the following components:

                                                                       1997          1996         1995
                                                                   ----------------------------------------
                                                                         (dollars in thousands)

   Service cost of benefits earned during the year                 $    1,128    $    1,168   $    2,100
   Interest cost on accumulated post retirement
     benefit obligation                                                 1,748         1,778        2,508
   Net amortization and deferral                                       (1,049)         (980)        (147)
                                                                   ----------------------------------------

   Net post retirement benefit cost                                $    1,827    $    1,966   $    4,461
                                                                   ========================================


The following table sets forth the amounts recognized in the consolidated balance sheet:

                                                                            1997                1996
                                                                       ------------------------------------
                                                                             (dollars in thousands)

   Accumulated post retirement benefit obligation:
     Retirees                                                          $        4,715     $        5,459
     Fully eligible active plan participants                                    3,169              2,572
     Other active plan participants                                            16,488             16,730
                                                                       ------------------------------------
                                                                               24,372             24,761
   Unrecognized net gain                                                       20,892             20,050
                                                                       ------------------------------------

   Accrued post retirement benefit cost                                $       45,264     $       44,811
                                                                       ====================================


Post retirement benefit payments amounted to $1,375,000 in 1997, $1,421,000 in 1996 and $975,000 in 1995.

At December 31, 1997, the assumed health care cost trend rate is 9.0% for 1998 and is assumed to decrease gradually to 5.0% by 2006 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated post retirement benefit obligation as of December 31, 1997 by $3.3 million, and the aggregate of the service and interest cost components of net periodic post retirement benefit cost for 1997 by $0.4 million.

The weighted-average discount rate assumed in determining the actuarial present value of the accumulated post retirement benefit obligation was 7.5% in 1997, 7.5% in 1996 and 7.0% in 1995.

9.   STOCK PLANS

MANAGEMENT INCENTIVE STOCK PLAN

The Roadway Express, Inc. Management Incentive Stock Plan (the "Stock Plan") authorizes the granting of up to an aggregate of 1,200,000 shares of common stock at the discretion of the Compensation Committee to officers and certain employees of the Company. An award of incentive stock involves the immediate transfer to a participant of a specific number of shares of the Company's common stock in consideration of the performance of future services and attainment of specific performance levels. The participant is immediately entitled to voting, dividend and certain other ownership rights in the shares. The Compensation Committee approved grants of 316,000 shares which were awarded in 1996 and are recorded as the unearned portion of restricted stock awards. The grants, originally recorded at market price, are amortized to compensation expense over the period for which the stock is restricted. Compensation expense relating to the Stock Plan amounted to $728,000 in 1997 and $623,000 in 1996.

OTHER STOCK PLANS

Under the Roadway Express, Inc. Employees' Stock Purchase Plan, all full-time eligible employees may purchase shares of the Company's common stock up to 10% of their respective compensation through payroll deductions. The purchase price under the plan is 85% of the fair market value of the Company's common stock. The Roadway Express Union Stock Plan provides stock awards to employees subject to labor contracts who meet the eligibility and performance requirements of providing a safe, reliably-staffed and injury-free work environment. During 1997 and 1996, shares totaling 192,000 and 123,000, respectively, were allocated for issuance or grant under these plans, with expense recognized of $1,118,000 and $456,000, respectively.

The effect of applying the fair value method of accounting for the Company's stock award plans, in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, results in net income and earnings per share that are not materially different from amounts reported.

10.  LEASES

The Company leases certain terminals and revenue equipment under noncancellable operating leases requiring minimum future rentals aggregating $95,360,000 payable as follows: 1998--$16,970,000; 1999--$16,490,000; 2000--$14,580,000;
2001--$13,130,000; 2002--$8,290,000 and thereafter $25,900,000. Rental expense for operating leases was $14,997,000, $5,400,000, and $5,900,000, for 1997, 1996
and 1995, respectively.

11.  CREDIT FACILITIES

At December 31, 1997, the Company had $57,000,000 available through unsecured credit facilities with certain banks. Borrowings under the agreements generally bear interest at LIBOR plus .25%, and include covenants that require the Company to maintain certain financial ratios, including a minimum level of consolidated net worth. Interest expense not including accruals for income tax purposes amounted to $451,000 in 1997 and $139,000 in 1996.

12.  CONTINGENCIES

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material effect on the financial condition of the Company.

Effective January 1, 1997, the Company adopted the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities". The Adoption of SOP 96-1 did not have a material effect on the Company's results of operations.

The Company has received notices from the Environmental Protection Agency (EPA) that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (Superfund) at certain hazardous waste sites. Such designations are made regardless of the Company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Based on its investigations, the Company believes that its obligation with regard to these sites is at most de minimis and no significant liability exists, although there can be no assurances in this regard.

13.  ALLOCATIONS AND RELATED PARTY TRANSACTIONS

The Company and the former parent have entered into certain agreements to govern their relationship subsequent to the spin-off. These agreements provide for allocation of taxes and certain other liabilities and obligations arising from periods prior to the spin-off.

The Company has contracted with the former parent to receive information systems services. The Company incurred charges of approximately $30,029,000 in 1997, $28,424,000 in 1996 and $29,335,000 in 1995 for the information system services provided by the former parent.

The Company had a short-term borrowing arrangement with the former parent prior to the spin-off which allowed for borrowings up to $50,000,000 based on the prime lending rate of a commercial lending institution less 1%. Interest expense amounted to $1,641,000 in 1995. Interest payments to the former parent were $8,119,000 in 1995. Interest paid includes amounts in connection with tax examinations.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Roadway Express, Inc.

We have audited the accompanying consolidated balance sheets of Roadway Express, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Express, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                                       ERNST & YOUNG LLP


Akron, Ohio
January 21, 1998


SELECTED QUARTERLY FINANCIAL DATA
Roadway Express, Inc. and subsidiaries

                          1st Quarter               2nd Quarter               3rd Quarter               4th Quarter
                          -----------               -----------               -----------               -----------
                       1997         1996         1997         1996         1997         1996         1997         1996
                   --------------------------------------------------------------------------------------------------------
                                                (Amounts in thousands, except per share data)

Revenue             $   590,675   $  516,963   $  609,374    $ 532,749   $  642,195     $540,942    $ 828,700     $782,064
Operating
  income            $    10,442   $    4,942   $   13,917    $   7,323   $   19,018     $  9,995    $  17,884     $ 21,670

Net income          $     5,522   $    2,623   $    7,767    $   4,053   $   10,406     $  4,580    $  13,210     $ 10,632

Earnings per
   share:
       -basic       $    0.27     $   0.13     $    0.39     $    0.20   $    0.51      $  0.22     $   0.66      $  0.53
       -diluted     $    0.27     $   0.13     $    0.38     $    0.20   $    0.50      $  0.22     $   0.65      $  0.52
Common stock:
       -High        $   23 7/8    $  18        $   23 1/4    $   17 3/4  $  25          $ 16 3/8    $ 29 7/8      $ 19 1/2
       -Low         $   16 5/8    $  10 1/4    $   16        $   13 3/8  $  21          $ 12 1/2    $ 19 11/16    $ 14 1/8
Dividends
  declared per      $    0.05         -        $    0.05     $    0.05   $    0.05      $  0.05     $   0.05      $  0.05
  share
 Average shares
  outstanding
       -basic            20,232       20,557      20,220        20,384       20,232       20,225       20,167       20,230
       -diluted          20,548       20,557      20,536        20,484       20,548       20,541       20,483       20,546


The Company uses 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

Trading in Roadway Common Stock commenced on January 2, 1996 after the spin-off.

There are approximately 22,000 holders of record of Common Stock. The Company's stock trades on the NASDAQ Stock Market under the symbol ROAD. The NASDAQ Stock Market is a highly regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems.

HISTORICAL DATA
Roadway Express, Inc. and Subsidiaries
                                                 1997          1996          1995          1994           1993
                                            ------------------------------------------------------------------------
                                                         (amounts in thousands, except per share data)
Revenue                                         $2,670,944    $2,372,718    $2,288,844    $2,171,117     $2,323,696

Operating expenses
   Salaries, wages and benefits                  1,699,692     1,544,926     1,545,000     1,512,235      1,559,462
   Operating supplies and expenses                 462,895       409,900       395,170       388,268        384,079
   Purchased transportation                        268,344       193,640       158,494       105,486         82,693
   Operating taxes and licenses                     74,777        75,041        74,720        74,031         78,769
   Insurance and claims                             60,920        50,856        54,826        46,913         50,306
   Provision for depreciation                       49,010        62,681        71,669        75,750         96,126
   Net (gain) loss on sale of carrier
     operating property                             (5,955)       (8,256)         (267)       (2,628)          (552)
                                            ------------------------------------------------------------------------

Total operating expenses                         2,609,683     2,328,788     2,299,612     2,200,055      2,250,883

Operating income (loss)                             61,261        43,930      (10,768)      (28,938)         72,813
Other income (expense) - net                          (605)       (1,460)       (3,107)       (1,775)          (104)
                                            ------------------------------------------------------------------------
Income (loss) before income taxes and
   cumulative effect of accounting changes          60,656        42,470      (13,875)      (30,713)         72,709
Provision (benefit) for income taxes                23,751        20,582       (1,206)       (9,268)         31,890
                                            ------------------------------------------------------------------------
Income (loss) before cumulative effect of
   accounting changes                               36,905        21,888      (12,669)      (21,445)         40,819
Cumulative effect of accounting changes(1)               -             -             -             -       (14,691)
                                            ========================================================================
Net income (loss)                                  $36,905       $21,888     ($12,669)     ($21,445)        $26,128
                                            ========================================================================

Earnings (loss) per share:(2)
   Before cumulative effect of accounting
     changes - basic                                 $1.83         $1.08       ($0.62)       ($1.04)          $1.98
   Cumulative effect of accounting changes               -             -             -             -         (0.71)
                                            ------------------------------------------------------------------------
   Earnings (loss) per share - basic                  1.83          1.08        (0.62)        (1.04)           1.27
   Earnings (loss) per share - diluted               $1.80         $1.07       ($0.62)       ($1.04)          $1.27
                                            ========================================================================

Cash dividends declared per share (3)                $0.20         $0.15             -             -              -
Average number of shares
   outstanding - basic                              20,210        20,338        20,557        20,557         20,557
Average number of shares
   outstanding - diluted                            20,526        20,533        20,557        20,557         20,557
Total shareholders' equity                        $249,436      $224,596      $205,642      $252,941       $298,868
Total assets                                      $743,986      $709,624      $713,607      $745,840       $740,402

Tons of Freight   - less-than-truckload              6,717         6,238         6,053         5,598          6,221
                  - truckload                        1,620         1,403         1,444         1,439          1,639
                                            ========================================================================
Total                                                8,337         7,641         7,497         7,037          7,860
                                            ========================================================================

Intercity miles                                    724,683       650,602       642,224       588,499        648,831
Ton miles                                       10,923,998     9,873,927     9,647,661     8,792,871      9,714,031
--------------------------------------------------------------------------------------------------------------------

Notes:    (1) Changes in methods of accounting for income taxes and retiree medical benefits in 1993.
          (2) Earnings per share for the years 1993 through 1995 were retroactively computed based on the number of shares outstanding following the spin-off.
          (3) Dividends declared for years 1993 though 1995 were paid to former parent and are not applicable.
