Form 10-K, Exhibit 13
period 1998-12-31
ROADWAY EXPRESS INC
filed 1999-03-25
CIK 84271

                                                                               1
EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


1998 COMPARED TO 1997

The Company had net income of $26,034,000 or $1.31 per share (diluted), for the year ended December 31, 1998, compared to income of $36,905,000, or $1.80 per share (diluted) in 1997. Revenues were $2.65 billion in the current year, a 0.6% decline from the $2.67 billion for the year ended December 31, 1997.

Tonnage was down 1.7% from the prior year, with less-than-truckload (LTL) tonnage down 2.3%, while truckload tonnage increased 0.8%. Overall revenue per ton increased 1.1% in 1998. This improvement is less than the change in the underlying freight rates due to the shift in the freight mix discussed below, and the elimination of the variable fuel surcharge in place during 1997. Underlying freight rates increased because of the general rate adjustment effective on January 1, 1998 and contractual rate modifications during the year. LTL revenue per ton increased 1.9%, and truckload revenue per ton decreased 3.6%.

Formal negotiations with the Teamsters began in late December 1997, well in advance of the March 31, 1998 expiration of the contract. The Motor Freight Carriers Association, whose members include the four largest LTL trucking companies in the United States, represented the Company. A tentative contract was settled on February 9, 1998, seven weeks before the existing one expired, in an attempt to avoid a diversion of freight to non-union carriers by customers who were wary of a repeat of the 1994 strike. This new contract affords the Company five years of labor stability and known, moderate wage and benefit increases. Despite successful negotiation of a new five-year contract, some diversion of freight did occur during 1998, which had an unexpected and damaging effect on freight mix and revenue yield.

Salaries, wages, and benefits were 65.0% of revenue in 1998, up from 63.6% in 1997. The largest increases were in transportation and terminal operations. At the terminal level, increased costs per ton for clerical wages, pickup and delivery wages, and union health, welfare and pension benefits were partially offset by an increase in dock productivity. The net effect was an increase in terminal costs per ton of 2.9%. In the transportation area, linehaul wages and benefits increased by 2.4% per ton, reflecting the reduction of the use of railroads in certain linehaul operations during the year. For 1998, the Company decreased the use of railroads in linehaul operations to 26.6% of total miles. This is down from 28.0% in 1997, principally due to lower business levels in 1998. In addition, benefits, primarily group insurance for certain administrative employees, increased $6.2 million, or 16.8%.

Operating supplies and expenses per ton for 1998 were up slightly over 1997 levels. Higher long-term tractor and trailer lease rentals and linehaul repair expenses were offset by a $14.6 million reduction in fuel costs. The lower fuel costs also led to the elimination of the fuel surcharge discussed above.

Purchased transportation expense declined $7.9 million during 1998. This reflects a $12.2 million decrease in rail costs, discussed above, offset by increases in contracted pickup and delivery services.

Depreciation expense continues to decline as more revenue equipment becomes fully depreciated, operating leases are utilized for refurbished trailers and replacement tractors, and the number of terminal facilities is reduced. The Company's system count has been reduced to 396 terminals, down from 424 at the beginning of 1997. The sale of unused facilities resulted in a $2.2 million gain in 1998, down from $6.0 million in 1997.

The Company's improved freight handling techniques and the network refinements have reduced freight handling and the resultant cargo claims. This improvement, coupled with the record highway safety performance, resulted in a $7.0 million decline in insurance and claims expense for 1998.

The operating income of $44.1 million or 1.7% of revenue compares to an operating income of $61.3 million or 2.3% of revenue in 1997.

The Company has taken strategic actions to improve operating margins involving freight mix, yield, and cost. Plans to improve freight mix include focused growth on local customer accounts, two-day regional markets, North American international business, and specialized services. Yield improvements include a general rate increase on January 1, 1999, working with specific customers to improve freight flow, reduce handling expenses or adjust rates, and increasing minimum charges on smaller shipments to reflect market conditions. Cost reduction efforts include operational changes to reduce transportation costs with technological enhancements that improve loading patterns and more effectively use road and rail capacity. Other cost reduction initiatives are continued emphasis on safety improvement, cargo claims reductions, and aggressive administrative cost controls.

The Company's tax rate in 1998 differs from the federal statutory rate due to non-deductible operating expenses, state income taxes, and the impact of foreign operations. The effective tax rate was 42.7% in 1998 compared to the 1997 effective tax rate of 39.2%. This increase was due to the non-availability of foreign tax credit carry forwards and the greater impact of non-deductible expenses on the reduced operating income.


1997 COMPARED TO 1996
---------------------

Revenue increased $298 million, or 12.6% over 1996, to a record $2.67 billion in 1997. Tonnage was up 9.1% over the prior year, with 45% of this increase due to the acquisition of Reimer Express Lines, Ltd. on April 30, 1997. Less-than-truckload (LTL) tonnage was up 7.7%, while truckload tonnage increased 15.4% during the year. Most of the truckload tonnage increase was attributable to new Reimer freight. Overall revenue per ton improved by 3.2% in 1997, primarily because of the general rate increase on January 1, the strength of the overall economy, and capacity reduction in the transportation industry.

Roadway Express has historically used, and continues to use, its own union employees for the vast majority of linehaul and pickup and delivery services. In recent years, the Company has increased use of rail transportation for linehaul service, and commission agents for pickup and delivery service to outlying areas. In addition, the Reimer operation utilizes union owner-operators for linehaul service. These factors have shifted expenses, as the increased use of purchased transportation results in reductions in salaries, wages and benefits, operating expenses, and equipment needs. Purchased transportation increased 38.6%, to 10.0% of revenue in 1997 from 8.2% in 1996. For the year 1997, the Company increased the use of railroads in linehaul operations from 23.4% to 28.0%.

Salaries, wages, and benefits were 63.6% of revenue in 1997, down from 65.1% in 1996. Despite a 3.8% increase in union wages and benefits on April 1, 1997, additional workers' compensation expenses, and greater incentive plan payments, in conjunction with the factors mentioned in the preceding paragraph, salaries and wages per ton increased only 0.8% in 1997. The union increase is specified under the terms of the contract. Workers' compensation expense, which is part of salaries, wages, and benefits on the income statement, returned to more historic levels in 1997. The aggressive administrative approach to claims management in 1996 resulted in reduced expenses.

Depreciation expense continued to decline as more revenue equipment became fully depreciated, operating leases were utilized for refurbished trailers, and the number of terminal facilities was reduced. The sale of unused facilities resulted in a $6 million gain in 1997.

Operating tax and license expense decreased to 2.8% of revenue from 3.2% in 1996, due to the lower highway use taxes. These taxes would be expected to decrease as purchased transportation increased.

The Company's improved freight handling techniques and the network refinements have reduced freight handling and the resultant cargo claims. Compared to 1996, cargo claims expense per ton declined by 7.1%. This improvement was offset by a $9.5 million increase in liability insurance expense in 1997, largely due to the aggressive claims management during 1996 which resulted in reduced expenses.

The operating income of $61.3 million or 2.3% of revenue in 1997 compares to an operating income of $43.9 million or 1.9% of revenue in 1996. The 1997 results reflect improved freight rates, operational refinements in the network, and reduced depreciation expense. Total operating expenses per ton increased 2.7% in 1997.

The effective tax rate in 1997 differed from the federal statutory rate due to the utilization of foreign tax credit carry forwards, non-deductible operating expenses, and state taxes. The impact of the foreign tax credits helped to reduce the Company's 1997 effective tax rate to 39.2%, down from 48.5% in 1996.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company had cash and equivalents of $60 million at December 31, 1998, not substantially different from year end 1997. During 1998, the Company repurchased $20 million of its common stock. The Company has a $57 million line of credit available, and remains debt free. Capital expenditures are financed primarily through internally generated funds. Future expenditures are expected to be financed in a similar manner, except for a planned replacement in 1999 of an additional 10% of the Company's linehaul trailers and 9% of the Company's linehaul tractors through operating lease arrangements. During 1998, a total of 10% of the Company's linehaul trailers and 11% of the linehaul tractors were replaced under operating leases. In addition to the leases mentioned above, capital expenditures of $63 million are planned for 1999, up from $52 million in 1998. Most of the capital expenditures are designated for facilities and computer equipment. Management believes that cash flows from operations and financing sources will be sufficient to support its working capital needs, projected capital expenditures, dividends to shareholders, and funds for other corporate or business needs during 1999, as was the case in 1998.

The impact of inflation on operating expenses has been moderate in recent years.


OTHER MATTERS
-------------

The Company remains on plan to complete the system modifications and replacements required in order to process transactions in the year 2000. The Company utilizes a third party to provide information systems operating support. The Company's recent change to this provider was, in part, based on its ability to provide seamless service through the year 2000. 80% of the Company's internal systems are compliant as of January 1999, with the remaining 20% to be completed by June 1999. Assurances of year 2000 compliance have been requested from the Company's critical vendors in areas such as fuel, purchased transportation, utilities, and financial services. In most cases, alternative suppliers have been identified in the event of a failure. The greatest risk to the Company, although remote, is the total collapse of the internal systems, which would force the return to a paper-based process. This would involve an unsustainable increase in administrative burden and expenses. The Company believes this risk is remote due to planned testing and problem resolution of all mission critical systems prior to December 1999. Total costs to bring the internal systems into compliance are estimated at $7.0 million in capital expenditures and $5.5 million in expense. Through the fourth quarter of 1998 the actual expenditures have been $1.3 million in capital and $3.3 million in expense. The year 2000 project consumed approximately 6% of the Company's total information technology budget for 1998 and will consume approximately 10% in 1999.

The Company receives notices from the EPA from time to time identifying it as a potentially responsible party ("PRP") under the comprehensive Environmental Response Compensation and Liability Act for various Superfund sites. The Company believes that its obligation with regard to these sites is at most de minimis, and no significant liability exists.

The Company's earnings are affected by changes in interest rates related to its trailer leases. During 1998, the Company entered into interest rate swap agreements with major commercial banks to fix the interest rate of its trailer leases from previous variable interest rates. The value of the leases upon which the payments are based was not changed. The agreements, which expire from 2002 to 2004, fix the Company's interest costs at rates varying from 6.07% to 7.12% on leases valued at $45.5 million. An interest rate variation of 1% would have no material impact on the Company.

While most of the foregoing information is historical, some of the comments made are forward-looking statements. The Company's actual performance may differ from that forecast as a result of variable factors such as the state of the national economy, capacity and rate levels in the motor freight industry, and success of the Company's operating plans.

CONSOLIDATED BALANCE SHEETS
Roadway Express, Inc. and Subsidiaries

                                                                    DECEMBER 31
                                                               1998           1997
                                                            ---------------------------
                                                         (in thousands, except share data)
ASSETS
Current assets:
   Cash and cash equivalents                                $    60,232    $    58,505
   Accounts receivable, net                                     280,170        288,050
   Prepaid expenses and supplies                                 18,978          9,348
   Deferred income taxes                                             --          7,009
                                                            -----------    -----------
Total current assets                                            359,380        362,912

Carrier operating property, at cost                           1,341,496      1,366,569
   Less allowance for depreciation                              984,380      1,008,485
                                                            -----------    -----------
Net carrier operating property                                  357,116        358,084

Goodwill, net                                                     8,382          8,747
Deferred income taxes                                            23,955         14,243
                                                            -----------    -----------
Total assets                                                $   748,833    $   743,986
                                                            ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
   Accounts payable                                         $   177,641    $   165,536
   Salaries and wages                                           103,723        103,609
   Freight and casualty claims payable                           47,249         53,657
                                                            -----------    -----------
Total current liabilities                                       328,613        322,802
Long-term liabilities:
   Casualty claims payable                                       51,812         55,267
   Accrued pension and postretirement health care               104,091         96,708
   Future equipment repairs                                      14,708         19,773
                                                            -----------    -----------
Total long-term liabilities                                     170,611        171,748

Shareholders' equity:
   Preferred stock
     Authorized--20,000,000 shares
     Issued--none                                                    --             --
   Common stock--$.01 par value
     Authorized--100,000,000 shares
     Issued--20,556,714 shares                                      206            206
   Additional paid-in capital                                    42,057         43,523
   Earnings reinvested in the business                          240,592        218,552
   Accumulated other comprehensive income (loss)                 (6,041)        (4,276)
   Unearned portion of restricted stock awards                   (6,862)        (3,973)
   Treasury shares (1,166,215 shares in 1998 and
     162,107 shares in 1997)                                    (20,343)        (4,596)
                                                            -----------    -----------
Total shareholders' equity                                      249,609        249,436
                                                            -----------    -----------
Total liabilities and shareholders' equity                  $   748,833    $   743,986
                                                            ===========    ===========

See accompanying notes.

STATEMENTS OF CONSOLIDATED INCOME
Roadway Express, Inc. and Subsidiaries



                                                                        YEAR ENDED DECEMBER 31
                                                              1998               1997               1996
                                                       ---------------------------------------------------------
                                                                (in thousands, except per share data)

Revenue                                                   $  2,654,094      $  2,670,944       $   2,372,718

Operating expenses:
   Salaries, wages and benefits                              1,724,970         1,699,692           1,544,926
   Operating supplies and expenses                             456,884           462,895             409,900
   Purchased transportation                                    260,445           268,344             193,640
   Operating taxes and licenses                                 74,604            74,777              75,041
   Insurance and claims                                         53,948            60,920              50,856
   Provision for depreciation                                   41,422            49,010              62,681
   Net gain on sale of carrier operating property               (2,239)           (5,955)             (8,256)
                                                       ---------------------------------------------------------
Total operating expenses                                     2,610,034         2,609,683           2,328,788
                                                       ---------------------------------------------------------
Operating income                                                44,060            61,261              43,930

Other income (expense):
   Interest expense                                               (937)           (2,076)             (1,764)
   Other, net                                                    2,290             1,471                 304
                                                       ---------------------------------------------------------
                                                                 1,353              (605)             (1,460)
                                                       ---------------------------------------------------------
Income before income taxes                                      45,413            60,656              42,470
Provision for income taxes                                      19,379            23,751              20,582
                                                       ---------------------------------------------------------

Net income                                                $     26,034      $     36,905       $     21,888
                                                       =========================================================

Earnings per share--basic                                 $       1.33      $       1.83       $       1.08
                                                       =========================================================

Earnings per share--diluted                               $       1.31      $       1.80       $       1.07
                                                       =========================================================

Dividends declared per share                              $       0.20      $       0.20       $       0.15
                                                       =========================================================



See accompanying notes.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Roadway Express, Inc. and Subsidiaries


                                                                       EARNINGS     ACCUMULATED       UNEARNED
                                                          ADDITIONAL   INVESTED        OTHER         PORTION OF
                                               COMMON      PAID-IN      IN THE     COMPREHENSIVE     RESTRICTED     TREASURY
                                   TOTAL        STOCK      CAPITAL     BUSINESS    INCOME (LOSS)    STOCK AWARDS      STOCK
                                -----------------------------------------------------------------------------------------------
                                 (in thousands)
YEAR ENDED DECEMBER 31, 1996
  Balance at January 1, 1996    $   205,642      $   206   $  43,100  $   166,952    $   (4,616)
  Net income                         21,888                                21,888
  Foreign currency translation
    adjustments                         333                                                 333
                                -------------
  Total comprehensive income         22,221
  Dividends declared                 (3,082)                               (3,082)
  Treasury stock activity - net        (185)                                                                       $    (185)
                                -----------------------------------------------------------------------------------------------
Balance at December 31, 1996        224,596          206      43,100      185,758        (4,283)                        (185)

YEAR ENDED DECEMBER 31, 1997
  Net income                         36,905                                36,905
  Foreign currency translation
    adjustments                           7                                                   7
                                -------------
  Total comprehensive income         36,912
  Dividends declared                 (4,111)                               (4,111)
  Treasury stock activity - net      (4,411)                                                                          (4,411)
  Restricted stock award             (3,550)                     423                               $  (3,973)
    activity
                                -----------------------------------------------------------------------------------------------

Balance at December 31, 1997        249,436          206      43,523      218,552        (4,276)      (3,973)         (4,596)

YEAR ENDED DECEMBER 31, 1998
  Net income                         26,034                                26,034
  Foreign currency translation
    adjustments                      (1,765)                                             (1,765)
                                -------------
  Total comprehensive income         24,269
  Dividends declared                 (3,994)                               (3,994)
  Treasury stock activity - net     (15,747)                                                                         (15,747)
  Restricted stock award             (4,355)                  (1,466)                                 (2,889)
    activity
                                -----------------------------------------------------------------------------------------------

Balance at December 31, 1998    $   249,609      $   206   $  42,057  $   240,592    $   (6,041)   $  (6,862)      $ (20,343)
                                ===============================================================================================


See accompanying notes.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Roadway Express, Inc. and Subsidiaries


                                                                           YEAR ENDED DECEMBER 31
                                                                        1998          1997           1996
                                                                   --------------------------------------------
                                                                                 (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                         $    26,034    $    36,905   $    21,888
Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization                                      42,440         49,558        62,729
     Gain on sale of carrier operating property                         (2,239)        (5,955)       (8,256)
     Changes in assets and liabilities:
       Accounts receivable                                               7,880        (14,760)      (33,668)
       Other assets                                                    (16,687)          (480)        3,839
       Accounts payable and accrued items                                3,690         12,987         1,826
       Long-term liabilities                                            (1,137)       (15,364)      (24,398)
                                                                   --------------------------------------------
Net cash provided by operating activities                               59,981         62,891        23,960

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of carrier operating property                                (52,481)       (36,902)      (26,521)
Sales of carrier operating property                                     14,266         20,135        18,762
Business acquisitions                                                        -        (15,000)            -
                                                                   --------------------------------------------
Net cash used in investing activities                                  (38,215)       (31,767)       (7,759)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                                          (3,986)        (4,103)       (3,078)
Treasury stock activity - net                                          (15,747)        (4,411)         (185)
                                                                   --------------------------------------------
Net cash used in financing activities                                  (19,733)        (8,514)       (3,263)

Effect of exchange rate changes on cash                                   (306)          (348)          (36)
                                                                   --------------------------------------------
Net increase in cash and cash equivalents                                1,727         22,262        12,902

Cash and cash equivalents at beginning of year                          58,505         36,243        23,341
                                                                   --------------------------------------------

Cash and cash equivalents at end of year                           $    60,232    $    58,505   $    36,243
                                                                   ============================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roadway Express, Inc. and Subsidiaries
December 31, 1998


1.    NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Roadway Express, Inc. (the "Company") provides long haul, less-than-truck load ("LTL") freight services in North America and offers services to an additional 66 countries worldwide in a single business segment. Approximately 74% of the Company's employees are represented by various labor unions, primarily the International Brotherhood of Teamsters ("IBT"). The current agreement with the IBT expires on March 31, 2003.

2.    ACCOUNTING POLICIES

Principles of Consolidation--The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents--The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Depreciation--Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful life of structures ranges from 15 to 33 years, and equipment from 3 to 10 years. Effective January 1, 1998, the Company adopted the American Institute of Certified Public Accountants Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The adoption of this SOP increased net income and earnings per share by $2,812,000 and $0.14, respectively, for the year ended December 31, 1998.

Financial Instruments--The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair value due to the short-term nature of these instruments. The Company uses derivative financial instruments as part of its overall risk management policy and does not use them for trading purposes (See note 10).

Goodwill--Goodwill represents costs in excess of net assets of acquired businesses, which are amortized using the straight-line method primarily over a period of 20 years. The Company evaluates the realizability of goodwill based on the undiscounted cash flows of the businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced by the estimated shortfall of the cash flows. No reduction of goodwill for impairment has been necessary to date.

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

Impact of Recently Issued Accounting Standard--In June 1998, the Financial Accounting Standards Board issued Statement (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in the year 2000. SFAS No. 133 will require, among other things, the Company to recognize all derivatives on the balance sheet at fair value. If adopted, SFAS No. 133 would not have a material effect on earnings or financial position of the Company at December 31, 1998.

3.    ACQUISITION OF REIMER EXPRESS LINES, LTD.

On April 30, 1997, the Company acquired all of the outstanding shares of Reimer Express Lines, Ltd., a privately held Canadian common carrier for $15,000,000. The purchase agreement also contains provisions for additional payments of up to $10,000,000, subject to Reimer achieving defined performance criteria over a five-year period. Any such increases to the purchase price will be recorded as additional goodwill. Reimer provides truckload and LTL service throughout Canada, and international service to and from Canada.

The acquisition was paid in cash, and was recorded under the purchase method of accounting. The results of Reimer's operations subsequent to the date of acquisition are included in the Company's consolidated financial statements.

4.    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                              1998             1997             1996
                                                        ---------------------------------------------------
                                                                  (in thousands, except per share data)

Net income                                              $       26,034    $      36,905    $     21,888
                                                        ===================================================

Weighted-average shares for
   basic earnings per share                                     19,617           20,210          20,338

Management incentive stock plan                                    198              316             195
                                                        ---------------------------------------------------

Weighted-average shares for
   diluted earnings per share                                   19,815           20,526          20,533
                                                        ===================================================

Basic earnings per share                                $         1.33    $        1.83    $       1.08
                                                        ===================================================

Diluted earnings per share                              $         1.31    $        1.80    $       1.07
                                                        ===================================================


5.    CARRIER OPERATING PROPERTY

Carrier operating properties at December 31 consisted of the following:

                                                                            1998                1997
                                                                       ------------------------------------
                                                                                 (in thousands)
    Land                                                               $      74,785      $      77,350
    Structures                                                               377,408            363,409
    Revenue equipment                                                        703,211            749,844
    Other operating property                                                 186,092            175,966
                                                                       ----------------   -----------------

    Carrier operating property, at cost                                    1,341,496          1,366,569
    Less allowance for depreciation                                          984,380          1,008,485
                                                                       ----------------   -----------------

    Net carrier operating property                                     $     357,116      $     358,084
                                                                       ================   =================

6.    ACCOUNTS PAYABLE

Items classified as accounts payable consist of the following:

                                                                            1998                1997
                                                                       ------------------------------------
                                                                                 (in thousands)
    Trade and other payables                                            $     76,782       $     74,055
    Drafts outstanding                                                        31,403             32,162
    Income taxes payable                                                      14,744              9,463
    Taxes, other than income                                                  26,423             25,044
    Multi-employer health, welfare, and pension plans                         28,289             24,812
                                                                       ----------------   -----------------
                                                                        $    177,641       $    165,536
                                                                       ================   =================

7.    INCOME TAXES

The provision for income taxes consists of the following:

                                                                   1998            1997            1996
                                                              ------------------------------------------------
                                                                            (in thousands)
    Current taxes:
      Federal                                                 $      20,355   $     21,523    $      4,615
      State                                                           3,045          3,852           1,382
      Foreign                                                        (1,318)         1,436           4,613
                                                              ------------------------------------------------
                                                                     22,082         26,811          10,610
    Deferred taxes:
      Federal                                                        (2,024)        (2,794)          8,869
      State                                                            (360)          (417)          1,103
      Foreign                                                          (319)           151               -
                                                              ------------------------------------------------
                                                                     (2,703)        (3,060)          9,972
                                                              ------------------------------------------------

    Provision for income taxes                                $      19,379   $     23,751    $     20,582
                                                              ================================================


Income tax payments amounted to $16,645,000 in 1998, $26,435,000 in 1997 and $9,197,000 in 1996.

Income before income taxes consists of the following:

                                                                   1998            1997            1996
                                                              -----------------------------------------------
                                                                              (in thousands)
   Domestic                                                   $     49,875    $     56,400    $    36,212
   Foreign                                                          (4,462)          4,256          6,258
                                                              -----------------------------------------------

                                                              $     45,413    $     60,656    $    42,470
                                                              ===============================================

Significant components of the Company's deferred taxes are as follows:

                                                                              1998              1997
                                                                         ----------------------------------
                                                                                  (in thousands)
   Deferred tax assets:
     Freight and casualty claims                                         $     36,171      $     39,828
     Retirement benefit liabilities                                            40,595            35,766
     Other                                                                     28,568            24,591
     Foreign tax credit carry forward                                             700               700
     Valuation allowance                                                         (700)             (700)
                                                                         ----------------  ----------------
   Total deferred tax assets                                                  105,334           100,185

   Deferred tax liabilities:
     Depreciation                                                              50,538            50,788
     Multi-employer pension plans                                              30,841            28,145
                                                                         ----------------  ----------------
   Total deferred tax liabilities                                              81,379            78,933
                                                                         ----------------  ----------------

   Net deferred tax assets                                               $     23,955      $     21,252
                                                                         ================  ================


For financial reporting purposes, a valuation allowance of $700,000 has been recognized to offset the deferred tax asset relating to foreign tax credit carry forwards, which expire in 2001.

The effective tax rate differs from the federal statutory rate as set forth in the following reconciliation:

                                                                        1998         1997         1996
                                                                    ---------------------------------------
   Federal statutory tax rate                                          35.0%        35.0%        35.0%
   State income taxes, net of federal
     tax benefit                                                        3.8          3.7          3.8
   Non-deductible operating costs                                       4.9          4.0          4.9
   Impact of foreign operations                                        (0.9)        (3.1)         5.0
   Other, net                                                          (0.1)        (0.4)        (0.2)
                                                                    ---------------------------------------

   Effective tax rate                                                  42.7%        39.2%        48.5%
                                                                    =======================================

8.    EMPLOYEE BENEFIT PLANS

MULTI-EMPLOYER PLANS

The Company charged to operations $149,608,000 in 1998, $144,702,000 in 1997 and $124,358,000 in 1996 for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $153,166,000 in 1998, $148,951,000 in 1997 and $138,558,000 in 1996 for
contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan's unfunded vested liability. Management has no intention of changing operations so as to subject the Company to any material obligation.

RETIREMENT PLANS

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets of the defined benefit pension and postretirement health care benefit plans as of December 31, 1998 and 1997:

                                                     PENSION BENEFITS             HEALTH CARE BENEFITS
                                                ----------------------------  -----------------------------
                                                    1998          1997             1998          1997
                                                ----------------------------  -----------------------------
                                 (in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of
   year                                         $    192,386  $    188,473    $     24,372   $     24,761
Service cost                                          12,287         9,615           1,365          1,128
Interest cost                                         14,712        13,430           2,206          1,748
Actuarial losses (gains)                              26,571       (18,748)          6,508         (1,890)
Benefits paid                                         (2,521)         (384)         (1,990)        (1,375)
                                                ----------------------------  -----------------------------
Benefit obligation at end of year               $    243,435  $    192,386    $     32,461   $     24,372
                                                ============================  =============================

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of
   year                                         $    217,676  $    182,713    $          -   $          -
Actual return on plan assets                          36,284        29,764               -              -
Company contributions                                      -         5,583               -              -
Benefits paid                                         (2,521)         (384)              -              -
                                                ----------------------------  -----------------------------
Fair value of plan assets at end of year        $    251,439  $    217,676    $          -   $          -
                                                ============================  =============================

FUNDED STATUS
Plan assets (in excess) less than projected
   benefit obligation                           $     (8,004) $    (25,290)   $     32,461   $     24,372
Unrecognized net actuarial gain                       91,935       104,782          11,512         18,729
Unrecognized net asset at transition                  13,953        15,348               -              -
Unrecognized prior service cost (benefit)            (39,760)      (43,396)          1,994          2,163
                                                ----------------------------  -----------------------------
Accrued benefit cost                            $     58,124  $     51,444    $     45,967   $     45,264
                                                ============================  =============================

Plans' assets are primarily invested in listed stocks, bonds, and cash equivalents.

RETIREMENT PLANS (CONTINUED)

The following table summarizes the assumptions used by the consulting actuary, and the related benefit cost information:

                                      PENSION BENEFITS                       HEALTH CARE BENEFITS
                            --------------------------------------  ---------------------------------------
                               1998        1997         1996           1998         1997          1996
                            --------------------------------------  ---------------------------------------
                                                        (dollars in thousands)
WEIGHTED-AVERAGE
   ASSUMPTIONS
Discount rate                    7.00%       7.50%        7.50%          7.00%        7.50%         7.50%
Future compensation
   assumptions                   3.25%       3.25%        3.25%             -            -             -
Expected long-term return
   on plan assets                8.00%       8.00%        8.00%             -            -             -

COMPONENTS OF NET PERIODIC
   BENEFIT COST
Service cost                $  12,287   $   9,615   $    9,742      $   1,365  $     1,128    $    1,168
Interest cost                  14,712      13,430       13,140          2,206        1,748         1,778
Expected return on plan
   assets                     (17,406)    (14,808)     (12,995)             -            -             -
Amortization of prior
   service cost                 3,636       3,698        3,698           (169)        (169)         (169)
Recognized net asset at
   transition (gain)           (1,395)     (1,395)      (1,395)            -            -              -
Recognized net actuarial
   (gain)                      (5,115)     (4,888)      (3,518)          (709)        (880)         (811)
                            --------------------------------------  ---------------------------------------

Net periodic benefit cost   $   6,719   $   5,652   $    8,672      $   2,693  $     1,827    $    1,966
                            ======================================  =======================================

For measurement purposes, the Company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 8.4% for 1999 declining gradually to 5.0% in 2006 and thereafter.

The assumed health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the assumed health care cost trend rate would increase the accumulated post retirement benefit obligation by $4,248,000 and the service and interest costs components by $532,000 as of December 31, 1998. Conversely, a one percentage point decrease in the assumed health care cost trend rate would decrease the accumulated post retirement benefit obligation by $3,625,000 and the service and interest costs components by $447,000.

The Company charged to operations $8,034,000 in 1998, $7,290,000 in 1997 and $7,138,000 in 1996 relating to its defined contribution 401(k) plan. This plan covers employees not subject to labor contracts. Annual contributions are related to the level of voluntary employee participation.

9.    STOCK PLANS

MANAGEMENT INCENTIVE STOCK PLAN

The Roadway Express, Inc. Management Incentive Stock Plan (the "Stock Plan") authorizes the granting of up to an aggregate of 1,200,000 shares of common stock at the discretion of the Compensation Committee to officers and certain employees of the Company. An award of incentive stock involves the immediate transfer to a participant of a specific number of shares of the Company's common stock in consideration of the performance of future services and attainment of specific performance levels. The participant is immediately entitled to voting, dividend and certain other ownership rights in the shares. The Compensation Committee approved grants of 475,000 shares, of which 316,000 were awarded in 1996 and 159,000 were awarded in 1998, and are recorded as the unearned portion of restricted stock awards. The grants, originally recorded at market price, are amortized to compensation expense over the period for which the stock is restricted. Compensation expense relating to the Stock Plan amounted to $1,222,000 in 1998, $728,000 in 1997 and $623,000 in 1996.

OTHER STOCK PLANS

Under the Roadway Express, Inc. Employees' Stock Purchase Plan, all full-time eligible employees may purchase shares of the Company's common stock up to 10% of their respective compensation through payroll deductions. The purchase price under the plan is 85% of the fair market value of the Company's common stock. The Roadway Express Union Stock Plan provides stock awards to employees subject to labor contracts who meet the eligibility and performance requirements of providing a safe, reliably-staffed and injury-free work environment. The company allocated for issuance or grant under these plans 250,000 shares in 1998, 192,000 shares in 1997, and 123,000 shares in 1996.

Other stock plans were implemented in 1998 for non-employee directors, the impacts of which were not significant.

The effect of applying the fair value method of accounting for the Company's stock award plans, in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, results in net income and earnings per share that are not materially different from amounts reported.

10.   LEASES

The Company leases certain terminals and revenue equipment under noncancellable operating leases requiring minimum future rentals aggregating $116,268,000 payable as follows: 1999--$25,662,000; 2000--$23,593,000; 2001--$21,473,000;
2002--$12,403,000, 2003--$7,090,000 and thereafter $26,047,000. Rental expense for operating leases was $23,557,000, $14,997,000 and $5,400,000 for 1998, 1997
and 1996, respectively.

Interest rate swaps were entered with major commercial banks to modify interest characteristics of certain revenue equipment leases. The fair value of the Company's interest rate swap agreements is estimated using present value discounting techniques. These values represent the amounts the Company would receive or pay to terminate the agreements taking into consideration current interest rates.

11.   CREDIT FACILITIES

At December 31, 1998, the Company had $57,000,000 available through unsecured credit facilities with certain banks. Borrowings under the agreements generally bear interest at LIBOR plus .25%, and include covenants that require the Company to maintain certain financial ratios, including a minimum level of consolidated net worth. Under these facilities, interest expense, which approximates interest paid, amounted to $937,000 in 1998, $451,000 in 1997 and $139,000 in 1996.

12.   CONTINGENCIES

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material effect on the financial condition or operations of the Company.

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

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Roadway Express, Inc.

We have audited the accompanying consolidated balance sheets of Roadway Express, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Express, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for the cost of internally developed computer software effective January 1, 1998.



                                                               ERNST & YOUNG LLP


Akron, Ohio
January 25, 1999

SELECTED QUARTERLY FINANCIAL DATA
Roadway Express, Inc. and Subsidiaries

                       1ST QUARTER             2ND QUARTER             3RD QUARTER             4TH QUARTER
                    1998        1997        1998        1997        1998        1997        1998        1997
                 ------------------------------------------------------------------------------------------------
                                              (in thousands, except per share data)

Revenue           $ 621,663   $ 590,675   $ 609,352   $ 609,374   $ 617,135   $ 642,195   $ 805,944   $ 828,700
Operating income  $  10,824   $  10,442   $   9,078   $  13,917   $   8,315   $  19,018   $  15,843   $  17,884
Net income        $   6,609   $   5,522   $   5,307   $   7,767   $   4,328   $  10,406   $   9,790   $  13,210
Net income per
   share:
    -basic        $    0.33   $    0.27   $    0.26   $    0.39   $    0.23   $    0.51   $    0.51   $    0.66
    -diluted      $    0.32   $    0.27   $    0.27   $    0.38   $    0.22   $    0.50   $    0.50   $    0.65
Common stock
    -High         $      26   $  23 7/8   $  26 3/4   $  23 1/4   $  18 7/8   $      25   $ 16 3/16   $  29 7/8
    -Low          $      20   $  16 5/8   $  15 1/4   $      16   $  10 5/8   $      21   $   9 5/8   $19 11/16
Dividends
   declared per
   share          $    0.05   $    0.05   $    0.05   $    0.05   $    0.05   $    0.05   $    0.05   $    0.05
Average shares
   outstanding
    -basic           20,108      20,232      20,110      20,220      19,267      20,232      19,120      20,167
    -diluted         20,337      20,548      20,352      20,536      19,473      20,548      19,297      20,483
-----------------------------------------------------------------------------------------------------------------


The Company uses 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

There are approximately 25,000 holders of record of Common Stock.

The Company's stock trades on the NASDAQ Stock Market under the symbol ROAD. The NASDAQ Stock Market is a highly regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems

HISTORICAL DATA
ROADWAY EXPRESS, INC. AND SUBSIDIARIES

                                            1998           1997          1996          1995           1994
                                        ------------------------------------------------------------------------
                                                         (in thousands except per share data)
Revenue                                  $ 2,654,094   $ 2,670,944    $2,372,718    $ 2,288,844   $ 2,171,117
Operating Expenses
   Salaries, wages and benefits            1,724,970     1,699,692     1,544,926      1,545,000     1,512,235
   Operating supplies and expenses           456,884       462,895       409,900        395,170       388,268
   Purchased transportation                  260,445       268,344       193,640        158,494       105,486
   Operating taxes and licenses               74,604        74,777        75,041         74,720        74,031
   Insurance and claims                       53,948        60,920        50,856         54,826        46,913
   Provision for depreciation                 41,422        49,010        62,681         71,669        75,750
   Net (gain) loss on sale of
   carrier operating property                 (2,239)       (5,955)       (8,256)          (267)       (2,628)
                                        ------------------------------------------------------------------------
Total operating expenses                   2,610,034     2,609,683     2,328,788      2,299,612     2,200,055
                                        ------------------------------------------------------------------------
Operating income (loss)                       44,060        61,261        43,930        (10,768)      (28,938)
Other income (expense) - net                   1,353          (605)       (1,460)        (3,107)       (1,775)
                                        ------------------------------------------------------------------------
Income (loss) before income taxes             45,413        60,656        42,470        (13,875)      (30,713)
Provision (benefit) for income taxes          19,379        23,751        20,582         (1,206)       (9,268)
                                        ------------------------------------------------------------------------
Net income (loss)                        $    26,034   $    36,905    $   21,888    $   (12,669)  $   (21,445)
                                        ========================================================================
Earnings (loss) per share - basic(1)     $      1.33   $      1.83    $     1.08    $     (0.62)  $     (1.04)
Earnings (loss) per share - diluted      $      1.31   $      1.80    $     1.07    $     (0.62)  $     (1.04)
Cash dividends declared per share (2)    $      0.20   $      0.20    $     0.15            n/a           n/a
Average number of shares outstanding
    -basic                                    19,617        20,210        20,338         20,557        20,557
    -diluted                                  19,815        20,526        20,533         20,557        20,557
Total shareholders' equity               $   249,609   $   249,436    $  224,596    $   205,642   $   252,941
Total assets                             $   748,833   $   743,986    $  709,624    $   713,607   $   745,840
Tons of freight - less-than-truckload          6,566         6,717         6,238          6,053         5,598
               - truckload                     1,632         1,620         1,403          1,444         1,439
                                        ------------------------------------------------------------------------
Total                                          8,198         8,337         7,641          7,497         7,037
Intercity miles                              718,238       724,683       650,602        642,224       588,499
Ton miles                                 10,752,532    10,923,998     9,873,927      9,647,661     8,792,871
----------------------------------------------------------------------------------------------------------------

Notes: (1) Earnings per share for the years 1994 and 1995 were retroactively computed based on the number of shares outstanding following the spin-off from the former parent.
       (2) Dividends declared for years 1994 and 1995 were paid to former parent and are not applicable.