Form 10-K, Exhibit 13
period 1999-12-31
ROADWAY EXPRESS INC
filed 2000-03-24
CIK 84271

Exhibit 13



MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


1999 COMPARED TO 1998
---------------------

The Company had net income of $45.8 million or $2.39 per share (diluted) for the year ended December 31, 1999, compared to income of $26.0 million, or $1.31 per share (diluted) in 1998. Revenue increased 6.0% to $2.8 billion in 1999. Tonnage increased 3.0% in 1999 from the prior year, with less-than-truckload ("LTL") tonnage up 3.2%, and truckload tonnage up 2.0%.

The Company continues to take action to improve operating margins, such as sales, marketing and pricing initiatives, working with specific customers to improve yield on freight, changing the freight mix, and cost controls.

Underlying freight rates improved due to the general rate increases effective on January 1, 1999 and September 12, 1999, and contractual rate modifications during the year. Overall revenue per ton increased 2.9%. LTL revenue per ton increased 3.0%, and truckload revenue per ton increased 0.1%. The improvement in revenue per ton is less than the change in the underlying freight rates, because the average shipment size increased 2.4% to 1,132 pounds and the average length of haul decreased by 0.6% to 1,304 miles. The increase in shipment size partially reflects actions the Company took relative to pricing levels on certain smaller shipments, which has resulted in a shift to larger, heavier shipments. A variable rate fuel surcharge, which is assessed by the Company when the national average price of diesel fuel exceeds $1.10 per gallon, was reinstated on July 6, 1999, and resulted in an effective rate increase of 0.4%.

The Company's core business offering, national LTL service, represented 65% of revenue in 1999. Regional service offerings were 16% of revenue (up 10% over 1998), truckload was 7%, and specialized products (such as international North America, Time Critical, Precision Delivery, and Guaranteed Day Delivery services) represented 12% of revenue. The Company's specialized product offerings grew 16%, principally due to a 31% increase in revenue from the domestic portion of these specialized products.

Plans to improve freight mix include focused growth on local customer accounts, two-day regional markets, North American international business, and specialized services. The decline in length of haul reflects the growth of regional service offerings.

Cost control efforts include operational changes to reduce transportation costs and maintain high service standards with technological enhancements that allow improved load planning and scheduling, more effective use of road and rail capacity, and equipment enhancements such as deck trailers that allow greater cubic utilization. Other cost reduction initiatives include continued emphasis on safety improvement, particularly with the Challenge 2000 program, cargo claims reductions, and aggressive administrative cost controls tied to process improvements and goal awareness. Challenge 2000 is a comprehensive effort to mobilize the Company's workforce to reduce injuries and increase safety.

Operating expenses increased 4.8%, but operating expenses per ton increased only 1.8%. Salaries, wages, and benefits were 63.8% of revenue in 1999, down from 65.0% in 1998. Cost increases in key direct labor areas were generally less than the corresponding growth in revenue. Linehaul driver wages increased 2.4%. Pickup and delivery wages were up 3.1%. Dock wages increased only 1.5%, reflecting improved productivity driven by the changing freight mix. Indirect wage and benefit costs increased 16% over 1998. This increase resulted primarily from profit sharing and performance-based compensation related to results of operations, which was 2.1% of total salaries, wages, and benefits for the year compared to 1.0% in 1998. Another component, amounting to a $6.0 million increase, was the impact of plan amendments to the Company's defined benefit pension plan late in 1998.

Operating supplies and expenses per ton for 1999 were down slightly compared to 1998 levels. Fuel costs increased $4.7 million, as the Company's average fuel prices increased 28.4% during the year. The dramatic rise in fuel prices in the second half of the year resulted in the reinstatement of the fuel surcharge discussed above. Long-term tractor and trailer leases and short-term equipment rentals increased by $16.0 million, or 61% over 1998, in order to meet increased demand, especially in the fourth quarter. Maintenance costs declined $7.2 million, related primarily to linehaul operations, and reflect the disposal of older, more costly equipment, and the acquisition of new and refurbished equipment. Terminal related operating supply and service costs rose only 0.8% as the mix of freight shifted. Operating supplies and expenses for administrative and other functions decreased $4.1 million, primarily due to reduced cost for purchased information systems services, which more than offset the 6.0% cost increase in other areas.

Purchased transportation expense increased $29.1 million during 1999, driven by a $26.6 million increase in rail costs, reflecting the increased use of railroads in certain linehaul operations during the year. For 1999, the Company increased the use of railroads in linehaul operations to 28.9% of total miles. This is up from 26.6% in 1998, principally due to tonnage increases in the second half of 1999.

Operating taxes and licenses increased $1.5 million or 2.0% in 1999. This modest increase is consistent with the actual increase in road miles driven with Company-owned equipment.

The Company experienced an increase of $8.8 million in insurance and claims expense, principally due to costs associated with public liability claims related to increased business levels and severity of claim losses, despite record highway safety performances. Highway safety performance in 1999 exceeded the 1998 record-breaking results. Expenses for incurred cargo claims remained flat despite the increase in tonnage and revenue, reflecting continuation of improved freight handling techniques and the network refinements, which have reduced freight handling and the resultant cargo claims.

Depreciation expense increased primarily due to additional capital expenditures for data processing equipment and software. These increases were partially offset by reduced depreciation expense for revenue equipment that became fully depreciated. The Company's system count has been reduced to 388 terminals, down slightly from 396 at the end of 1998. The Company's small loss on the sale of assets in 1999 compared to a $2.2 million gain in 1998 reflects reduced real estate transactions.

The operating income of $77.2 million or 2.7% of revenue compares to an operating income of $44.1 million or 1.7% of revenue in 1998.

The Company's tax rate in 1999 differs from the federal statutory rate due to non-deductible operating expenses, state income taxes, and the impact of foreign operations. The effective tax rate was 42.6% in 1999, compared to 42.7% in 1998.



1998 COMPARED TO 1997
---------------------


The Company had net income of $26.0 million or $1.31 per share (diluted), for the year ended December 31, 1998, compared to income of $36.9 million, or $1.80 per share (diluted) in 1997. Revenues were $2.7 billion in 1998, a 0.6% decline from 1997.

Tonnage was down 1.7% from the prior year, with LTL tonnage down 2.3%, while truckload tonnage increased 0.8%. Overall revenue per ton increased 1.1% in 1998. LTL revenue per ton increased 1.9%, and truckload revenue per ton decreased 3.6%.

Formal negotiations with the Teamsters began in late December 1997, well in advance of the March 31, 1998 expiration of the contract. The Motor Freight Carriers Association, whose members include the four largest LTL trucking companies in the United States, represented the Company. A tentative contract was settled on February 9, 1998, seven weeks before the existing contract expired, in an attempt to avoid a diversion of freight to non-union carriers by customers who were wary of a repeat of the 1994 strike. The new contract provided the Company five years of labor stability and known, moderate wage and benefit increases. Despite successful negotiation of a new five-year contract, some diversion of freight did occur during 1998, which had an unexpected and damaging effect on freight mix and revenue yield.

Salaries, wages, and benefits were 65.0% of revenue in 1998, up from 63.6% in 1997. The largest increases were in transportation and terminal operations. At the terminal level, increased costs per ton for clerical wages, pickup and delivery wages, and union health, welfare, and pension benefits were partially offset by an increase in dock productivity. The net effect was an increase in terminal costs per ton of 2.9%. In the transportation area, linehaul wages and benefits increased by 2.4% per ton, reflecting the reduction of the use of railroads in certain linehaul operations during the year. For 1998, the Company decreased the use of railroads in linehaul operations to 26.6% of total miles. This was down from 28.0% in 1997, principally due to lower business levels in 1998. In addition, benefits, primarily group insurance for certain administrative employees, increased $6.2 million, or 16.8%.

Operating supplies and expenses per ton for 1998 were up slightly over 1997 levels. Higher long-term tractor and trailer lease rentals and linehaul repair expenses were offset by a $14.6 million reduction in fuel costs.

Purchased transportation expense declined $7.9 million during 1998 compared to 1997. This reflects a $12.2 million decrease in rail costs, discussed above, offset by increases in contracted pickup and delivery services.

Depreciation expense continued to decline as more revenue equipment became fully depreciated, operating leases were utilized for refurbished trailers and replacement tractors, and from the reduction in the number of terminal facilities. The Company's system count was 396 terminals at the end of 1998, down from 424 at the beginning of 1997. The sale of unused facilities resulted in a $2.2 million gain in 1998, down from $6.0 million in 1997.

The Company's improved freight handling techniques and the network refinements reduced freight handling and the resultant cargo claims. This improvement, coupled with the record highway safety performance, resulted in a $7.0 million decline in insurance and claims expense for 1998.

The operating income of $44.1 million or 1.7% of revenue compares to an operating income of $61.3 million or 2.3% of revenue in 1997.

The Company's tax rate in 1998 differs from the federal statutory rate due to non-deductible operating expenses, state income taxes, and the impact of foreign operations. The effective tax rate was 42.7% in 1998, compared to 39.2% in 1997. This increase was due to the non-availability of foreign tax credit carry forwards and the greater impact of non-deductible expenses on the reduced operating income.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and equivalents of $80.8 million at December 31, 1999, compared to $60.2 million at year-end 1998. The Company has a $38 million line of credit available, and remains debt free. Capital expenditures are financed primarily through internally generated funds. Future expenditures are expected to be financed in a similar manner, except for a planned replacement in 2000 of an additional 10% of the Company's linehaul trailers and 14% of the Company's linehaul tractors through operating lease arrangements. During 1999, 11% of the Company's linehaul tractors were replaced under operating leases. In addition to the leases mentioned above, capital expenditures of $100 million are planned for 2000, up from $76 million in 1999. Most of the capital expenditures are designated for revenue equipment, facilities and information systems. Management believes that cash flows from operations and financing sources will be sufficient to support its working capital needs, projected capital expenditures, dividends to shareholders, and funds for other routine corporate needs during 2000, as was the case in 1999.

The impact of inflation on operating expenses has been moderate in recent years.


OTHER MATTERS


The Company's computer systems are successfully operating in the year 2000. The systems necessary for moving freight and communicating with our customers are performing as planned. Total expenditures during 1999, 1998, and 1997 to bring the systems into compliance were $11.8 million, comprised of $4.7 million in capital expenditures and $7.1 million in expense. The year 2000 project consumed approximately 8% of the Company's total information technology budget for 1999 and 6% in 1998. Minimal additional expenditures are anticipated in 2000. All expenditures were financed with operating cash flow.

Under the terms of the Teamster contract, which extends through March 31, 2003, wage and benefit increases approximating 3.2% will be effective April 1, 2000.

The Company receives notices from the EPA from time to time identifying it as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act for various Superfund sites. The Company believes that its obligation with regard to these sites is de minimis.

The Company's earnings are affected by changes in interest rates related to its trailer leases. During 1998, the Company entered into interest rate swap agreements with major commercial banks to fix the interest rate of its trailer leases from previous variable interest rates. The value of the leases upon which the payments are based was not changed. The agreements, which expire from 2002 to 2004, fix the Company's interest costs at rates varying from 6.07% to 7.12% on leases valued at $39.7 million. An interest rate variation of 1% would have no material impact on the Company.

CONSOLIDATED BALANCE SHEETS
Roadway Express, Inc. and Subsidiaries

                                                                          DECEMBER 31
                                                                    1999               1998
                                                                --------------------------------
                                                                (in thousands, except share data)
ASSETS
Current assets:
   Cash and cash equivalents                                    $    80,797        $    60,232
   Accounts receivable, net                                         299,599            280,170
   Prepaid expenses and supplies                                     17,940             18,978
                                                                -----------        -----------
Total current assets                                                398,336            359,380

Carrier operating property, at cost                               1,356,533          1,341,496
   Less allowance for depreciation                                  976,205            984,380
                                                                -----------        -----------
Net carrier operating property                                      380,328            357,116

Goodwill, net                                                        15,360              8,382
Deferred income taxes                                                37,384             23,955
                                                                -----------        -----------
Total assets                                                    $   831,408        $   748,833
                                                                ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
   Accounts payable                                             $   190,499        $   177,641
   Salaries and wages                                               120,695            103,723
   Freight and casualty claims payable                               52,165             47,249
                                                                -----------        -----------
Total current liabilities                                           363,359            328,613
Long-term liabilities:
   Casualty claims payable                                           49,077             51,812
   Accrued pension and postretirement health care                   118,212            104,091
   Future equipment repairs                                           9,805             14,708
                                                                -----------        -----------
Total long-term liabilities                                         177,094            170,611

Shareholders' equity:
   Preferred stock
     Authorized--20,000,000 shares
     Issued--none                                                         -                  -
   Common stock--$.01 par value
     Authorized--100,000,000 shares
     Issued--20,556,714 shares                                          206                206
   Additional paid-in capital                                        41,586             42,057
   Earnings reinvested in the business                              282,490            240,592
   Accumulated other comprehensive loss                              (5,591)            (6,041)
   Unearned portion of restricted stock awards                       (7,509)            (6,862)
   Treasury shares (1,166,579 shares in 1999 and
     1,166,215 shares in 1998)                                      (20,227)           (20,343)
                                                                -----------        -----------
Total shareholders' equity                                          290,955            249,609
                                                                -----------        -----------
Total liabilities and shareholders' equity                      $   831,408        $   748,833
                                                                ===========        ===========

See accompanying notes.

STATEMENTS OF CONSOLIDATED INCOME
Roadway Express, Inc. and Subsidiaries


                                                                            YEAR ENDED DECEMBER 31
                                                                    1999             1998            1997
                                                              ---------------------------------------------------
                                                                    (in thousands, except per share data)

Revenue                                                         $  2,813,214    $    2,654,094   $  2,670,944

Operating expenses:
   Salaries, wages and benefits                                    1,793,594         1,724,970      1,699,692
   Operating supplies and expenses                                   468,452           456,884        462,895
   Purchased transportation                                          289,544           260,445        268,344
   Operating taxes and licenses                                       76,113            74,604         74,777
   Insurance and claims                                               62,700            53,948         60,920
   Provision for depreciation                                         45,492            41,422         49,010
   Net loss (gain) on sale of carrier operating property
                                                                         103            (2,239)        (5,955)
                                                              ---------------------------------------------------
Total operating expenses                                           2,735,998         2,610,034      2,609,683
                                                              ---------------------------------------------------
Operating income                                                      77,216            44,060         61,261

Other income (expense):
   Interest expense                                                     (716)             (937)        (2,076)
   Other, net                                                          3,245             2,290          1,471
                                                              ---------------------------------------------------
                                                                       2,529             1,353           (605)
                                                              ---------------------------------------------------
Income before income taxes                                            79,745            45,413         60,656
Provision for income taxes                                            33,972            19,379         23,751
                                                              ---------------------------------------------------

Net income                                                      $     45,773    $       26,034   $     36,905
                                                              ===================================================

Earnings per share--basic                                       $       2.43    $         1.33   $       1.83
                                                              ===================================================

Earnings per share--diluted                                     $       2.39    $         1.31   $       1.80
                                                              ===================================================

Dividends declared per share                                    $       0.20    $         0.20   $       0.20
                                                              ===================================================


See accompanying notes.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Roadway Express, Inc. and Subsidiaries


                                                                       EARNINGS     ACCUMULATED      UNEARNED
                                                          ADDITIONAL   INVESTED        OTHER        PORTION OF
                                                COMMON      PAID-IN     IN THE     COMPREHENSIVE     RESTRICTED     TREASURY
                                    TOTAL        STOCK      CAPITAL    BUSINESS    INCOME (LOSS)    STOCK AWARDS     STOCK
                                 -----------------------------------------------------------------------------------------------
                                                                         (in thousands)
YEAR ENDED DECEMBER 31, 1997
  Balance at January 1, 1997     $   224,596   $      206  $   43,100  $  185,758     $  (4,283)                   $    (185)
  Net income                          36,905                               36,905
  Foreign currency translation
    adjustments                            7                                                  7
                                 -------------
  Total comprehensive income          36,912
  Dividends declared                  (4,111)                              (4,111)
  Treasury stock activity - net       (4,411)                                                                         (4,411)
  Restricted stock award              (3,550)                     423                                $ (3,973)
    activity
                                 -----------------------------------------------------------------------------------------------

  Balance at December 31, 1997       249,436          206      43,523     218,552        (4,276)       (3,973)        (4,596)

YEAR ENDED DECEMBER 31, 1998
  Net income                          26,034                               26,034
  Foreign currency translation
    adjustments                       (1,765)                                            (1,765)
                                 -------------
  Total comprehensive income          24,269
  Dividends declared                  (3,994)                              (3,994)
  Treasury stock activity - net      (15,747)                                                                        (15,747)
  Restricted stock award              (4,355)                  (1,466)                                 (2,889)
    activity
                                 -----------------------------------------------------------------------------------------------

  Balance at December 31, 1998       249,609          206      42,057     240,592        (6,041)       (6,862)       (20,343)

YEAR ENDED DECEMBER 31, 1999
  Net income                          45,773                               45,773
  Foreign currency translation
    adjustments                          450                                                450
                                 -------------
  Total comprehensive income          46,223
  Dividends declared                  (3,875)                              (3,875)
  Treasury stock activity - net          116                                                                             116
  Restricted stock award              (1,118)                    (471)                                   (647)
    activity
                                 -----------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1999     $   290,955   $      206  $   41,586  $  282,490     $  (5,591)     $ (7,509)     $ (20,227)
                                 ===============================================================================================


See accompanying notes.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Roadway Express, Inc. and Subsidiaries



                                                                             YEAR ENDED DECEMBER 31
                                                                        1999           1998          1997
                                                                   ---------------------------------------------
                                                                                  (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $    45,773    $    26,034   $    36,905
Adjustments to reconcile net income to net
  cash provided by operating activities:
     Depreciation and amortization                                        45,635         42,440        49,558
     Loss (gain) on sale of carrier operating property                       103         (2,239)       (5,955)
     Changes in assets and liabilities:
       Accounts receivable                                               (19,429)         7,880       (14,760)
       Other assets                                                      (13,509)       (16,687)         (480)
       Accounts payable and accrued items                                 34,785          3,690        12,987
       Long-term liabilities                                               6,483         (1,137)      (15,364)
                                                                   ---------------------------------------------
Net cash provided by operating activities                                 99,841         59,981        62,891

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of carrier operating property                                  (76,063)       (52,481)      (36,902)
Sales of carrier operating property                                        7,256         14,266        20,135
Business acquisitions                                                     (6,924)             -       (15,000)
                                                                   ---------------------------------------------
Net cash used in investing activities                                    (75,731)       (38,215)      (31,767)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                                            (3,872)        (3,986)       (4,103)
Treasury stock activity - net                                                116        (15,747)       (4,411)
                                                                   ---------------------------------------------
Net cash used in financing activities                                     (3,756)       (19,733)       (8,514)

Effect of exchange rate changes on cash                                      211           (306)         (348)
                                                                   ---------------------------------------------
Net increase in cash and cash equivalents                                 20,565          1,727        22,262

Cash and cash equivalents at beginning of year                            60,232         58,505        36,243
                                                                   ---------------------------------------------

Cash and cash equivalents at end of year                             $    80,797    $    60,232   $    58,505
                                                                   =============================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Roadway Express, Inc. and Subsidiaries
December 31, 1999


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

Financial Instruments--The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair value due to the short-term nature of these instruments. The only derivative financial instruments the Company uses are interest rate swaps on certain trailer leases as part of its overall risk management policy. The Company does not use derivative financial instruments for trading purposes (See note 10).

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

Casualty Claims Payable--These accruals represent management's estimates of claims for property damage and public liability and workers' compensation. Expenses resulting from workers' compensation claims are included in salaries, wages, and benefits in the accompanying statements of consolidated income.

Revenue Recognition--The Company recognizes revenue as earned on the date of freight delivery to consignee. Related expenses are recognized as incurred.

Future Equipment Repairs--This accrual represents the estimated costs of anticipated major future repairs on inter-city tractors purchased prior to January 1, 1996.

Stock-Based Compensation--The Company accounts for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees.

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

Impairment of Long-lived Assets--In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flow associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required.

Concentration of Credit Risks--The Company sells services and extends credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

Impact of Recently Issued Accounting Standard--Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, is required to be adopted in the year 2001. SFAS No. 133 will require, among other things, the Company to recognize all derivatives on the balance sheet at fair value. If adopted, SFAS No. 133 would not have a material effect on earnings or financial position of the Company.

3.    ACQUISITION OF REIMER EXPRESS LINES LTD.

On April 30, 1997, the Company acquired all of the outstanding shares of Reimer Express Lines Ltd., a privately held Canadian common carrier for $15,000,000. The purchase agreement also contained provisions for additional payments of up to $10,000,000, subject to Reimer achieving defined performance criteria over a five-year period. As of December 31, 1999, approximately $7,000,000 of additional purchase price has been paid, which was recorded as additional goodwill. Reimer provides truckload and LTL service throughout Canada, and international service to and from Canada.

The acquisition was paid in cash and recorded under the purchase method of accounting. The results of Reimer's operations subsequent to the date of acquisition are included in the Company's consolidated financial statements.

4.    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                       1999            1998             1997
                                                 ---------------------------------------------------
                                                      (in thousands, except per share data)

Net income                                          $    45,773     $    26,034      $    36,905
                                                 ===================================================

Weighted-average shares for
   basic earnings per share                              18,811          19,617           20,210

Incentive stock plans                                       308             198              316
                                                 ---------------------------------------------------

Weighted-average shares for
   diluted earnings per share                            19,119          19,815           20,526
                                                 ===================================================

Basic earnings per share                            $      2.43     $      1.33      $      1.83
                                                 ===================================================

Diluted earnings per share                          $      2.39     $      1.31      $      1.80
                                                 ===================================================

5.    CARRIER OPERATING PROPERTY

Carrier operating properties consist of the following:

                                                                    1999                1998
                                                              -------------------------------------
                                                                         (in thousands)

Land                                                            $     74,120        $     74,785
Structures                                                           385,918             377,408
Revenue equipment                                                    684,708             703,211
Other operating property                                             211,787             186,092
                                                              -----------------   -----------------

Carrier operating property, at cost                                1,356,533           1,341,496
Less allowance for depreciation                                      976,205             984,380
                                                              -----------------   -----------------

Net carrier operating property                                  $    380,328        $    357,116
                                                              =================   =================



6.    ACCOUNTS PAYABLE

Items classified as accounts payable consist of the following:

                                                                    1999                1998
                                                              -------------------------------------
                                                                         (in thousands)

Trade and other payables                                        $     68,232        $     76,782
Drafts outstanding                                                    36,817              31,403
Income taxes payable                                                  24,272              14,744
Taxes, other than income                                              31,795              26,423
Multi-employer health, welfare,
  and pension plans                                                   29,383              28,289
                                                              -----------------   -----------------

                                                                $    190,499        $    177,641
                                                              =================   =================

7.    INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                                          1999            1998            1997
                                                    -------------------------------------------------
                                                                      (in thousands)
Current taxes:
   Federal                                            $    40,489     $    20,355     $   21,523
   State                                                    5,775           3,045          3,852
   Foreign                                                  1,137          (1,318)         1,436
                                                    -------------------------------------------------
                                                           47,401          22,082         26,811
Deferred taxes:
   Federal                                                (10,874)         (2,024)        (2,794)
   State                                                   (1,411)           (360)          (417)
   Foreign                                                 (1,144)           (319)           151
                                                    -------------------------------------------------
                                                          (13,429)         (2,703)        (3,060)
                                                    -------------------------------------------------

Provision for income taxes                            $    33,972     $    19,379     $   23,751
                                                    =================================================

In addition to the 1999 provision for income taxes of $33,972,000, deferred income tax benefits of $197,000 were allocated directly to shareholders' equity. Income tax payments amounted to $35,344,000 in 1999, $16,645,000 in 1998, and $26,435,000 in 1997.

Income before income taxes consists of the following:

                                                          1999            1998           1997
                                                    ------------------------------------------------
                                                                    (in thousands)

Domestic                                               $  83,572       $  49,875       $  56,400
Foreign                                                   (3,827)         (4,462)          4,256
                                                    ------------------------------------------------

                                                       $  79,745       $  45,413       $  60,656
                                                    ================================================

Significant components of the Company's deferred taxes are as follows:

                                                                       1999              1998
                                                                 -----------------------------------
                                                                           (in thousands)
Deferred tax assets:
   Freight and casualty claims                                      $    36,946       $    36,171
   Retirement benefit liabilities                                        46,103            40,595
   Other                                                                 35,098            28,568
                                                                 ----------------- -----------------
Total deferred tax assets                                               118,147           105,334

Deferred tax liabilities:
   Depreciation                                                          48,536            50,538
   Multi-employer pension plans                                          32,227            30,841
                                                                 ----------------- -----------------
Total deferred tax liabilities                                           80,763            81,379
                                                                 ----------------- -----------------

Net deferred tax assets                                             $    37,384       $    23,955
                                                                 ================= =================

At December 31, 1999, the Company had approximately $7,611,000 of foreign operating loss carry forwards, which have expiration dates ranging from 2005 to 2009. For financial reporting purposes, a valuation allowance of $700,000 has been recognized to offset a deferred tax asset relating to foreign tax credit carry forwards, which expire in 2001.

The effective tax rate differs from the federal statutory rate as set forth in the following reconciliation:

                                                                  1999        1998         1997
                                                              ---------------------------------------

Federal statutory tax rate                                         35.0%       35.0%        35.0%
State income taxes, net of
    federal tax benefit                                             3.6         3.8          3.7
Non-deductible operating costs                                      2.5         4.9          4.0
Impact of foreign operations                                        1.2        (0.9)        (3.1)
Other, net                                                          0.3        (0.1)        (0.4)
                                                              ---------------------------------------

Effective tax rate                                                 42.6%       42.7%        39.2%
                                                              =======================================






8.    EMPLOYEE BENEFIT PLANS

MULTI-EMPLOYER PLANS

The Company charged to operations $155,241,000 in 1999, $149,608,000 in 1998, and $144,702,000 in 1997 for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $150,731,000 in 1999, $153,166,000 in 1998, and $148,951,000 in 1997 for
contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan's unfunded vested liability. Management has no intention of changing operations so as to subject the Company to any material obligation.

RETIREMENT PLANS

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets of the defined benefit pension and postretirement health care benefit plans as of December 31, 1999 and 1998:

                                                      PENSION BENEFITS            HEALTH CARE BENEFITS
                                                ----------------------------- ------------------------------
                                                     1999          1998            1999           1998
                                                ----------------------------- ------------------------------
                                                                      (in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of
   year                                           $   243,435   $   192,386     $    32,461    $    24,372
Service cost                                           15,588        12,287           1,739          1,365
Interest cost                                          18,483        14,712           2,377          2,206
Actuarial losses (gains)                                5,930        26,571          (1,029)         6,508
Benefits paid                                         (24,588)       (2,521)         (2,042)        (1,990)
                                                ----------------------------- ------------------------------

Benefit obligation at end of year                 $   258,848   $   243,435     $    33,506    $    32,461
                                                ============================= ==============================

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of
   year                                           $   251,439   $   217,676     $         -    $         -
Actual return on plan assets                          115,699        36,284               -              -
Benefits paid                                         (24,588)       (2,521)              -              -
                                                ----------------------------- ------------------------------

Fair value of plan assets at end of year          $   342,550   $   251,439     $         -    $         -
                                                ============================= ==============================

FUNDED STATUS
Plan assets (in excess) less than projected
   benefit obligation                             $   (83,702)  $    (8,004)    $    33,506    $    32,461
Unamortized:
   Net actuarial gain                                 200,522        91,935          12,052         11,512
   Net asset at transition                             12,558        13,953               -              -
   Prior service (cost) benefit                       (58,549)      (39,760)          1,825          1,994
                                                ----------------------------- ------------------------------

Accrued benefit cost                              $    70,829   $    58,124     $    47,383    $    45,967
                                                ============================= ==============================

Plan assets are primarily invested in listed stocks, bonds, and cash equivalents.

The following table summarizes the assumptions used by the consulting actuary, and the related benefit cost information:

                                       PENSION BENEFITS                      HEALTH CARE BENEFITS
                            --------------------------------------- ----------------------------------------
                                1999        1998         1997          1999         1998          1997
                            --------------------------------------- ----------------------------------------
                                                        (dollars in thousands)
WEIGHTED-AVERAGE
   ASSUMPTIONS
Discount rate                   7.50%       7.00%        7.50%          7.50%      7.00%           7.50%
Future compensation
   assumptions                  3.25%       3.25%        3.25%             -          -                -
Expected long-term return
   on plan assets               8.50%       8.00%        8.00%             -          -                -

COMPONENTS OF NET PERIODIC
   BENEFIT COST
Service cost                  $15,588     $12,287      $ 9,615        $ 1,739      $1,365         $1,128
Interest cost                  18,483      14,712       13,430          2,377       2,206          1,748
Expected return on plan       (20,944)    (17,406)     (14,808)            -            -              -
   assets
Amortization of:
   Prior service cost           5,225       3,636        3,698           (169)       (169)          (169)
(benefit)
   Net asset gain at           (1,395)     (1,395)      (1,395)            -            -              -
transition
   Net actuarial gain          (4,238)     (5,115)      (4,888)          (489)       (709)          (880)
                            --------------------------------------- ----------------------------------------

Net periodic benefit cost     $12,719     $ 6,719      $ 5,652        $ 3,458      $2,693         $1,827
                            ======================================= ========================================

For measurement purposes, the Company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 7.9% for 2000 declining gradually to 5.0% in 2006 and thereafter.

The assumed health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the assumed health care cost trend rate would increase the accumulated post retirement benefit obligation by $4,267,000 and the service and interest costs components by $629,000 as of December 31, 1999. Conversely, a one percentage point decrease in the assumed health care cost trend rate would decrease the accumulated post retirement benefit obligation by $3,661,000 and the service and interest costs components by $528,000.

The Company charged to operations $9,134,000 in 1999, $8,034,000 in 1998, and $7,290,000 in 1997 relating to its defined contribution 401(k) plan. This plan covers employees not subject to labor contracts. Annual contributions are related to the level of voluntary employee participation.

9.    STOCK PLANS

MANAGEMENT INCENTIVE STOCK PLAN

The Company's Management Incentive Stock Plan (the "Stock Plan") authorizes the granting of up to an aggregate of 1,200,000 shares of common stock at the discretion of the Board of Directors to officers and certain key employees of the Company. An award of incentive stock involves the immediate transfer to a participant of a specific number of shares of the Company's common stock in consideration of the performance of future services. The participant is immediately entitled to voting, dividend, and certain other ownership rights in the shares. The Board approved grants of 656,000 shares, of which 181,000 were awarded in 1999, and 159,000 were awarded in 1998. These grants are recorded as the unearned portion of restricted stock awards. The grants, originally recorded at market price, are amortized to compensation expense over the period for which the stock is restricted. Compensation expense relating to the Stock Plan amounted to $ 1,820,000 in 1999, $1,222,000 in 1998, and $728,000 in 1997.

EQUITY OWNERSHIP PLAN AND NONEMPLOYEE DIRECTORS' STOCK OPTION PLAN

Under the Equity Ownership Plan, which was implemented in 1998, the Board is authorized to award officers and key employees with various types of stock-based compensation, including stock options. Stock options vest over a period of four years from the date of grant, are exercisable at the rate of 25% each year, and expire at the end of ten years. The number of shares of common stock that may be issued or transferred under the plan may not exceed 1,300,000. During 1999, the Board approved grants of 704,250 stock options under this plan.

Under the Nonemployee Directors' Stock Option Plan, directors can elect to invest all or a portion of their retainers in stock options. These stock options vest 1 year from the date of grant and expire at the end of ten years. The number of options issued under this plan may not exceed 100,000. During 1999 and 1998, 10,329 and 6,599 options were issued under this plan.

The following tables summarize all stock option activity:

                                                 1999                            1998
                                      ----------------------------    ----------------------------
                                                      WEIGHTED                        Weighted
                                       NUMBER OF       AVERAGE         Number of      Average
                                     STOCK OPTIONS    EXERCISE           Stock     Exercise Price
                                                        PRICE           Options
                                     -------------- --------------    ------------ ---------------

Outstanding January 1                     6,599       $   24.56              -            -
     Exercised                              -               -                -            -
     Granted                            714,579           20.41            6,599      $  24.56
     Forfeited or expired                   -               -                -            -
                                     -------------- --------------    ------------ ---------------
Outstanding December 31                 721,178       $   20.45            6,599      $  24.56
                                     ============== ==============    ============ ===============

 Exercisable at year-end                  6,599       $   24.56              -            -

 Weighted-average fair value of
 options granted during the year
                                       $   8.86                         $  12.03


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following table shows the weighted-average valuation assumptions used in 1999 and 1998:

                                          1999                1998
                                     ---------------- -- ----------------

    Expected life                        5.0 YEARS            8.0 years
    Risk-free interest rate              5.9%                 5.7%
    Volatility                          44.7%                38.2%
    Dividend yield                       1.0%                 0.8%

The following table summarizes information about stock options outstanding as of December 31, 1999:

                                        Options Outstanding                             Options Exercisable
                        ----------------------------------------------------      --------------------------------
                                               Weighted         Weighted                             Weighted
                                                Average          Average                               Average
       Range of             Number             Remaining         Exercise              Number         Exercise
   Exercise Prices        Outstanding       Contractual Life       Price             Exercisable         Price
----------------------- ---------------- --------------------- -------------      ----------------- --------------
      $  10 - 15              10,329             0.0 years       $   14.44               -                  -
         20 - 25             710,849             3.8                 20.54             6,599          $   24.56
                        ---------------- --------------------- -------------      ----------------- --------------
                             721,178             3.8 years       $   20.45             6,599          $   24.56
                        ================ ===================== =============      ================= ==============


As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow APB No. 25, Accounting for Stock Issued to Employees and related Interpretations, in accounting for stock-based awards to employees. Under APB No. 25, compensation expense is not recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

Under SFAS No. 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period. Had compensation cost been determined under SFAS No. 123, based on the Black-Scholes value at the grant date, the Company's pro forma net income and earnings per share would have been as follows:

                                                     1999                   1998                1997
                                            ------------------------ ------------------- --------------------
                                                         (in thousands, except per share data)
Net income - as reported                         $    45,773           $    26,034         $    36,905
Net income - pro forma                                45,590                26,000              36,905
Net income per share
    Basic:
       As reported                               $      2.43             $    1.33          $     1.83
       Pro forma                                        2.42                  1.33                1.83
    Diluted:
       As reported                               $      2.39             $    1.31          $     1.80
       Pro forma                                        2.38                  1.31                1.80

OTHER STOCK PLANS

Under the Company's Employees' Stock Purchase Plan, all full-time eligible employees may purchase shares of the Company's common stock up to 10% of their respective compensation through payroll deductions. The purchase price under the plan is 85% of the fair market value of the Company's common stock. Under this plan, employees purchased 215,000 shares in 1999, 240,000 shares in 1998, and 172,000 shares in 1997.

The Company's Union Stock Plan provides stock awards to employees subject to labor contracts who meet the eligibility and performance requirements of providing a safe, reliably staffed, and injury-free work environment. The Company allocated 50,000 shares in 1999, 10,000 shares in 1998, and 20,000 shares in 1997 for grant under this plan.



10.   LEASES

The Company leases certain terminals and revenue equipment under noncancellable operating leases requiring minimum future rentals aggregating $133,419,000 payable as follows: 2000--$35,445,000; 2001--$33,897,000; 2002--$22,683,000,
2003--$11,711,000; 2004--$6,842,000; and thereafter $22,841,000. Rental expense for operating leases was $34,687,000, $23,557,000 and $14,997,000 for 1999,
1998, and 1997, respectively.

Interest rate swaps were entered with major commercial banks to modify interest characteristics of certain revenue equipment leases. The fair value of the Company's interest rate swap agreements is estimated using present value discounting techniques. These values represent the amounts the Company would receive or pay to terminate the agreements taking into consideration current interest rates.

11.   CREDIT FACILITIES

At December 31, 1999, the Company had $38,000,000 available through unsecured credit facilities with certain banks. Borrowings under the agreements generally bear interest at LIBOR plus .25%, and include covenants that require the Company to maintain certain financial ratios, including a minimum level of consolidated net worth. Under these facilities, interest expense, which approximates interest paid, amounted to $716,000 in 1999, $937,000 in 1998, and $451,000 in 1997.

12.    CONTINGENCIES

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material effect on the financial condition or operations of the Company.

The Company has received notices from the Environmental Protection Agency ("EPA") that it has been identified as a potentially responsible party ("PRP") under the Comprehensive Environmental Response Compensation and Liability Act (Superfund) at certain hazardous waste sites. Such designations are made regardless of the Company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Based on its investigations, the Company believes that its obligation with regard to these sites is de minimis, although there can be no assurances in this regard.

The Company's former parent is currently under examination by the Internal Revenue Service for tax years 1994 and 1995, years prior to the spin-off of the Company. The IRS has proposed substantial adjustments for these tax years for multi-employer pension plan deductions. The IRS is challenging the timing, not the validity of these deductions. The Company is unable to predict the ultimate outcome of this matter; however, its former parent intends to vigorously contest these proposed adjustments.


Under a tax sharing agreement entered into by the Company and its former parent at the time of the spin-off, the Company is obligated to reimburse the former parent for any additional taxes and interest that relate to the Company's business prior to the spin-off. The amount and timing of such payments, if any, is dependent on the ultimate resolution of the former parent's disputes with the IRS and the determination of the nature and extent of the obligations under the tax sharing agreement. The Company has established certain reserves with respect to these proposed adjustments. There can be no assurance, however, that the amount or timing of any liability of the Company to the former parent will not have a material adverse effect on the Company's results of operations and financial position.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Roadway Express, Inc.

We have audited the accompanying consolidated balance sheets of Roadway Express, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Express, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.




Akron, Ohio
January 21, 2000

SELECTED QUARTERLY FINANCIAL DATA
Roadway Express, Inc. and Subsidiaries

                        1ST QUARTER              2ND QUARTER                 3RD QUARTER                 4TH QUARTER
                    1999           1998      1999          1998          1999           1998          1999          1998
                  -------------------------------------------------------------------------------------------------------------
                                                    (in thousands, except per share data)

Revenue           $605,278      $621,663   $621,122       $609,352      $652,218      $617,135      $934,596      $805,944
Operating income  $ 13,472      $ 10,824   $ 12,781       $  9,078      $ 16,219      $  8,315      $ 34,744      $ 15,843
Net income        $  7,939      $  6,609   $  7,624       $  5,307      $  9,645      $  4,328      $ 20,565      $  9,790
Net income per
   share:
    -basic        $   0.42      $   0.33   $   0.41       $   0.26      $   0.51      $   0.23      $   1.09      $   0.51
    -diluted      $   0.42      $   0.32   $   0.40       $   0.27      $   0.50      $   0.22      $   1.07      $   0.50
Common stock
    -High         $     18 5/8  $     26   $     20 7/16  $     26 3/4  $     23      $     18 7/8  $     23 3/8  $     16 3/16
    -Low          $     13 1/2  $     20   $     15 5/8   $     15 1/4  $     17 5/8  $     10 5/8  $     16 5/8  $      9 5/8
Dividends
   declared per
   share          $   0.05      $   0.05   $   0.05       $   0.05      $   0.05      $   0.05      $   0.05      $   0.05
Average shares
   outstanding
    -basic          18,800        20,108     18,803         20,110        18,815        19,267        18,823        19,120
    -diluted        18,985        20,337     19,072         20,352        19,122        19,473        19,142        19,297
-------------------------------------------------------------------------------------------------------------------------------


The Company uses 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter . There are approximately 26,000 holders of record of common stock.

The Company's common stock trades on the NASDAQ Stock Market under the symbol ROAD. The NASDAQ Stock Market is a highly regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems

HISTORICAL DATA
ROADWAY EXPRESS, INC. AND SUBSIDIARIES

                                             1999          1998          1997           1996          1995
                                         -----------------------------------------------------------------------
                                                          (in thousands except per share data)

Revenue                                   $ 2,813,214   $ 2,654,094   $2,670,944    $ 2,372,718    $ 2,288,844
Operating Expenses
   Salaries, wages and benefits             1,793,594     1,724,970    1,699,692      1,544,926      1,545,000
   Operating supplies and expenses            468,452       456,884      462,895        409,900        395,170
   Purchased transportation                   289,544       260,445      268,344        193,640        158,494
   Operating taxes and licenses                76,113        74,604       74,777         75,041         74,720
   Insurance and claims                        62,700        53,948       60,920         50,856         54,826
   Provision for depreciation                  45,492        41,422       49,010         62,681         71,669
   Net (gain) loss on sale of
     carrier operating property                   103        (2,239)      (5,955)        (8,256)          (267)
                                         -----------------------------------------------------------------------
Total operating expenses                    2,735,998     2,610,034    2,609,683      2,328,788      2,299,612
                                         -----------------------------------------------------------------------
Operating income (loss)                        77,216        44,060       61,261         43,930        (10,768)
Other income (expense) - net                    2,529         1,353         (605)        (1,460)        (3,107)
                                         -----------------------------------------------------------------------
Income (loss) before income taxes              79,745        45,413       60,656         42,470        (13,875)
Provision (benefit) for income taxes           33,972        19,379       23,751         20,582         (1,206)
                                         -----------------------------------------------------------------------
Net income (loss)                         $    45,773   $    26,034   $   36,905    $    21,888    $   (12,669)
                                         =======================================================================
Earnings (loss) per share - basic(1)      $      2.43   $      1.33   $     1.83    $      1.08    $     (0.62)
Earnings (loss) per share - diluted       $      2.39   $      1.31   $     1.80    $      1.07    $     (0.62)
Cash dividends declared per share (2)     $      0.20   $      0.20   $     0.20    $      0.15           n/a
Average number of shares outstanding
    -basic                                     18,811        19,617       20,210         20,338         20,557
    -diluted                                   19,119        19,815       20,526         20,533         20,557
Total shareholders' equity                $   290,955   $   249,609   $  249,436   $    224,596    $   205,642
Total assets                              $   831,408   $   748,833   $  743,986   $    709,624    $   713,607
Tons of freight - less-than-truckload           6,779         6,566        6,717          6,238          6,053
                - truckload                     1,665         1,632        1,620          1,403          1,444
                                         -----------------------------------------------------------------------
Total                                           8,444         8,198        8,337          7,641          7,497
Intercity miles                               755,855       718,238      724,683        650,602        642,224
Ton miles                                  11,011,683    10,752,532   10,923,998      9,873,927      9,647,661
----------------------------------------------------------------------------------------------------------------


Notes: (1) Earnings per share for the year 1995 were retroactively computed based on the number of shares outstanding following the spin-off from the former parent.
       (2) Dividends declared for year 1995 were paid to former parent and are not applicable.