Form 10-K, Exhibit 13
period 2000-12-31
ROADWAY EXPRESS INC
filed 2001-03-29
CIK 84271

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2000 COMPARED TO 1999
---------------------

The Company had net income of $56.5 million or $2.98 per share (diluted) for the year ended December 31, 2000, compared to income of $45.8 million, or $2.39 per share (diluted) in 1999. Revenue increased 8.0% to $3.0 billion in 2000, while operating expenses rose 7.6%, leading to the improvement in the operating ratio to 96.8%, down from 97.3% in 1999. The Company delivered 8.4 million tons of freight in 2000, which is flat compared to 1999. Less-than-truckload (LTL) tonnage was up 1.4%, and truckload tonnage was down 5.7% compared to the prior year.

Slower economic growth indicators and high energy costs have heightened the Company's awareness and resolve to continue actions aimed at improving operating margins. These actions include sales, marketing and pricing initiatives, working with specific customers to improve yield on freight, managing the freight mix, and operational cost controls.

Underlying freight rates improved due to the general rate increases effective in September of 1999 and 2000, and contractual rate modifications throughout the year. Net revenue per ton was $359.90 in 2000, up 8.0% compared to 1999. LTL revenue per ton increased 7.3%, and truckload revenue per ton increased 6.2%. A variable rate fuel surcharge, which is assessed by the Company when the national average price of diesel fuel exceeds $1.10 per gallon, was in effect during 2000, and resulted in an effective rate increase of 2.7%.

The Company's core business offering, national LTL service, represented 65% of revenue in 2000. Regional service offerings were 15% of revenue, truckload was 7%, and specialized products (such as international North America, Time Critical, Precision Delivery, and Guaranteed Day Delivery services) represented 13% of revenue. The Company's specialized product offerings grew 17%.

The Company plans to improve freight mix and yield through focused growth on local customer accounts, two-day regional markets, North American international business, and specialized services.

Cost control efforts include operational changes to reduce transportation costs and maintain high service standards with technological enhancements that allow improved load planning and scheduling, more effective use of road and rail capacity, and equipment enhancements such as deck trailers that allow greater cubic utilization. Significant investments are being made in the system infrastructure for new hubs and service centers in several locations, the most significant of which are the Los Angeles basin, the New York City area, and the Pacific Northwest. Other cost control initiatives include continued emphasis on safety improvement, particularly with the Challenge 2000 program, cargo claims reductions, and aggressive administrative cost controls tied to process improvements and goal awareness. Challenge 2000 is a comprehensive effort at each of the Company's over 400 facilities to mobilize the entire workforce to reduce injuries and accidents, and improve safety.

Salaries, wages, and benefits rose 5.4% in 2000, and were 62.2% of revenue, down from 63.8% in 1999. The primary component of this dollar increase was the 3.2% increase in wages and benefits on April 1, 2000, under our labor contract. Linehaul driver wages increased 5.2%, reflecting the wage increase coupled with an increase in driver miles. Pickup and delivery wages increased 3.2%. Dock wages were up 4.3% due to the wage increase and additional LTL tonnage, which requires more dock handling than truckload freight. Workers' compensation costs rose by $8.7 million, or 20%, due to increased dock hours, driver miles, and injury severity. Health, welfare, and pension expenses for all employees increased $18.1 million. The benefit costs were favorably impacted by the investment performance of the Company-sponsored non-union pension fund, which resulted in a credit to pension expense of $3.3 million for the year. Indirect wage expenses increased $11.6 million, or 8.4%. Two-thirds of this increase relates to performance-based variable pay that is directly linked to improved profits.

Operating supplies and expenses for 2000 were 16.3% above 1999. Fuel costs increased $41 million, as the Company's average fuel prices increased 67% over 1999. This dramatic rise in fuel prices was offset by the fuel surcharge discussed above. Equipment lease and rental expenses increased by $10.4 million, or 25% over 1999. This is primarily due to the Company's use of leases for linehaul tractor and trailer replacement. Terminal operating supply and service costs rose $15.4 million, or 13.1%. These increases relate to facility maintenance and security, communications, cargo packing supplies, and other miscellaneous items. Operating supplies and expenses for administrative and other functions increased $2.6 million, primarily for purchased information systems services, legal fees, and other outside services. These increases were offset by a reduction of bad debt expense.

Purchased transportation expense increased $18.5 million during 2000, primarily due to growth in our Canadian and Mexican operations which utilize owner-operators in linehaul service. The costs of purchased transportation services that the Company utilizes, such as railroads, owner-operators, and purchased P&D service were also impacted by fuel price hikes. For 2000, the portion of linehaul miles run on the railroads decreased slightly to 27.9% from 28.9% in 1999.

Operating taxes and licenses increased $2.2 million due to increased vehicle licenses and fuel taxes.

An increase of $1.7 million in insurance and claims expense reflects the impact of accident severity on public liability claims.

Depreciation expense increased primarily due to additional capital expenditures for revenue equipment, data processing equipment, and software. The loss on the sale of operating property arose from the disposal of old linehaul tractors that were replaced with leased units.

The operating income of $96.4 million or 3.2% of revenue compares to an operating income of $77.2 million or 2.7% of revenue in 1999.

The Company's tax rate in 2000 differs from the federal statutory rate due to non-deductible operating expenses, state income taxes, and the impact of foreign operations. The effective tax rate was 42.5% in 2000, compared to 42.6% in 1999.

1999 COMPARED TO 1998
---------------------

The Company had net income of $45.8 million or $2.39 per share (diluted) for the year ended December 31, 1999, compared to income of $26.0 million, or $1.31 per share (diluted) in 1998. Revenue increased 6.0% to $2.8 billion in 1999. Tonnage increased 3.0% in 1999 from the prior year, with LTL tonnage up 3.2%, and truckload tonnage up 2.0%.

Underlying freight rates improved due to the general rate increases effective on January 1, 1999 and September 12, 1999, and contractual rate agreements during the year. Overall revenue per ton increased 2.9%. LTL revenue per ton increased 3.0%, and truckload revenue per ton increased 0.1%. The improvement in revenue per ton is less than the change in the underlying freight rates, because the average shipment size increased 2.4% to 1,132 pounds and the average length of haul decreased by 0.6% to 1,304 miles. The increase in shipment size partially reflects actions the Company took relative to pricing adjustments on certain smaller shipments, which has resulted in a shift to larger, heavier shipments. The variable rate fuel surcharge was reinstated in July of 1999, and resulted in an effective rate increase of 0.4%.

The Company's core business offering, national LTL service, represented 65% of revenue in 1999. Regional service offerings were 16% of revenue (up 10% over 1998), truckload was 7%, and specialized products represented 12% of revenue. The Company's specialized product offerings grew 16%, principally due to a 31% increase in revenue from the domestic portion of these specialized products.

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

Operating supplies and expenses per ton for 1999 were down slightly compared to 1998 levels. Fuel costs increased $4.7 million, as the Company's average fuel prices increased 28% during the year. Long-term tractor and trailer leases and short-term equipment rentals increased by $16.0 million, or 61% over 1998, in order to meet increased demand, especially in the fourth quarter. Maintenance costs declined $7.2 million, related primarily to linehaul operations, and reflect the disposal of older, more costly equipment, and the acquisition of new and refurbished equipment. Terminal-related operating supply and service costs rose only 0.8% as the mix of freight shifted. Operating supplies and expenses for administrative and other functions decreased $4.1 million, primarily due to reduced cost for purchased information systems services, which more than offset the 6.0% cost increase in other areas.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company remains debt free and has maintained the financial flexibility to support business expansion through internally and externally generated funds. A $60 million line of credit is available. The Company had cash and equivalents of $64.9 million at December 31, 2000, compared to $80.8 million at year-end 1999. This decline is due to increased capital expenditures. Capital expenditures are financed primarily through internally generated funds. Future expenditures are expected to be financed in a similar manner, except for a planned replacement in 2001 of an additional 13% of the Company's linehaul tractors through operating lease arrangements. During 2000, 15% of the Company's linehaul tractors were replaced under operating leases. In addition to the leases mentioned above, capital expenditures of $90 million are planned for 2001. Most of the capital expenditures are designated for revenue equipment, facilities, and information systems. Management believes that cash flows from operations and current financing sources will be sufficient to support its working capital needs, projected capital expenditures, dividends to shareholders, and anticipated expenditures for other corporate purposes during 2001, as was the case in 2000.

The impact of inflation on operating expenses has been moderate in recent years.

OTHER MATTERS

Under the terms of the Teamster contract, which extends through March 31, 2003, wage and benefit increases approximating 2.6% will be effective April 1, 2001.

The Company receives notices from the EPA from time to time identifying it as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act for various Superfund sites. The Company believes that its obligation with regard to these sites is not significant.

The Company has interest rate swap agreements with major commercial banks to fix the interest rate of its trailer leases from previous variable interest rates. The value of the leases upon which the payments are based was not changed. The agreements, which expire from 2002 to 2004, fix the Company's interest costs at rates varying from 6.07% to 7.12% on leases valued at $32.7 million, and prevent the Company's earnings from being directly affected by changes in interest rates related to its trailer leases.

The Company may incur economic losses due to adverse changes in foreign currency exchange rates, primarily with fluctuations in the Canadian dollar and Mexican peso. A 10% adverse change in foreign currency exchange rates would have no material impact on future cash flows and earnings of the Company.

CONSOLIDATED BALANCE SHEETS

Roadway Express, Inc. and Subsidiaries

                                                           December 31
                                                       2000             1999
                                                --------------------------------------
                                                (in thousands, except share data)
ASSETS
Current assets:
   Cash and cash equivalents                         $    64,939    $    80,797
   Accounts receivable, net                              299,179        299,599
   Prepaid expenses and supplies                          16,760         17,940
                                                     -----------    -----------
Total current assets                                     380,878        398,336

Carrier operating property, at cost                    1,430,074      1,356,533
   Less allowance for depreciation                     1,001,389        976,205
                                                     -----------    -----------
Net carrier operating property                           428,685        380,328

Goodwill, net                                             16,086         15,360
Deferred income taxes                                     44,756         37,384
                                                     -----------    -----------
Total assets                                         $   870,405    $   831,408
                                                     ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
   Accounts payable                                  $   178,890    $   190,499
   Salaries and wages                                    125,927        120,695
   Freight and casualty claims payable                    51,876         52,165
                                                     -----------    -----------
Total current liabilities                                356,693        363,359
Long-term liabilities:
   Casualty claims and other                              57,257         58,882
   Accrued pension and postretirement health care        116,584        118,212
                                                     -----------    -----------
Total long-term liabilities                              173,841        177,094

Shareholders' equity:
   Preferred stock
     Authorized--20,000,000 shares
     Issued--none                                           --             --
   Common stock--$.01 par value
     Authorized--100,000,000 shares
     Issued--20,556,714 shares                               206            206
   Additional paid-in capital                             40,430         41,586
   Retained earnings                                     335,157        282,490
   Accumulated other comprehensive loss                   (6,725)        (5,591)
   Unearned portion of restricted stock awards            (8,990)        (7,509)
   Treasury shares (1,166,386 shares in 2000 and
     1,166,579 shares in 1999)                           (20,207)       (20,227)
                                                     -----------    -----------
Total shareholders' equity                               339,871        290,955
                                                     -----------    -----------
Total liabilities and shareholders' equity           $   870,405    $   831,408
                                                     ===========    ===========

See accompanying notes.

STATEMENTS OF CONSOLIDATED INCOME

Roadway Express, Inc. and Subsidiaries

                                                                            YEAR ENDED DECEMBER 31
                                                                    2000             1999            1998
                                                              ---------------------------------------------------
                                                                    (in thousands, except per share data)

Revenue                                                         $  3,039,560    $    2,813,214  $   2,654,094

Operating expenses:
   Salaries, wages and benefits                                    1,889,928         1,793,594      1,724,970
   Operating supplies and expenses                                   544,774           468,452        456,884
   Purchased transportation                                          308,089           289,544        260,445
   Operating taxes and licenses                                       78,271            76,113         74,604
   Insurance and claims                                               64,442            62,700         53,948
   Provision for depreciation                                         55,675            45,492         41,422
   Net loss (gain) on sale of carrier operating property
                                                                       1,969               103         (2,239)
                                                              ---------------------------------------------------
Total operating expenses                                           2,943,148         2,735,998      2,610,034
                                                              ---------------------------------------------------
Operating income                                                      96,412            77,216         44,060

Other income (expenses):
   Interest expense                                                     (341)             (716)          (937)
   Other, net                                                          2,213             3,245          2,290
                                                              ---------------------------------------------------
                                                                       1,872             2,529          1,353
                                                              ---------------------------------------------------
Income before income taxes                                            98,284            79,745         45,413
Provision for income taxes                                            41,742            33,972         19,379
                                                              ---------------------------------------------------
Net income                                                      $     56,542    $       45,773    $    26,034
                                                              ===================================================

Earnings per share--basic                                        $      3.03      $       2.43    $      1.33
                                                              ===================================================

Earnings per share--diluted                                      $      2.98      $       2.39    $      1.31
                                                              ===================================================

Dividends declared per share                                    $       0.20      $       0.20    $      0.20
                                                              ===================================================


See accompanying notes.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

Roadway Express, Inc. and Subsidiaries

                                                                                     ACCUMULATED       UNEARNED
                                                          ADDITIONAL                    OTHER         PORTION OF
                                                COMMON      PAID-IN    RETAINED     COMPREHENSIVE     RESTRICTED     TREASURY
                                    TOTAL        STOCK      CAPITAL    EARNINGS     INCOME (LOSS)    STOCK AWARDS     SHARES
                                 -----------------------------------------------------------------------------------------------
                                                                         (in thousands)
YEAR ENDED DECEMBER 31, 1998
  Balance at January 1, 1998     $   249,436  $       206 $    43,523 $   218,552   $    (4,276)    $  (3,973)     $  (4,596)
  Net income                          26,034                               26,034
  Foreign currency translation
    adjustments                       (1,765)                                            (1,765)
                                 -------------
  Total comprehensive income          24,269
  Dividends declared                  (3,994)                              (3,994)
  Treasury stock activity - net      (15,747)                                                                        (15,747)
  Restricted stock award
   activity                           (4,355)                  (1,466)                                 (2,889)
                                 -----------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998         249,609          206      42,057     240,592        (6,041)       (6,862)       (20,343)

YEAR ENDED DECEMBER 31, 1999
  Net income                          45,773                               45,773
  Foreign currency translation
    adjustments                          450                                                450
                                 -------------
  Total comprehensive income          46,223
  Dividends declared                  (3,875)                              (3,875)
  Treasury stock activity - net          116                                                                             116
  Restricted stock award              (1,118)                    (471)                                   (647)
    activity
                                 -----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999         290,955          206      41,586     282,490        (5,591)       (7,509)       (20,227)

YEAR ENDED DECEMBER 31, 2000
  Net income                          56,542                               56,542
  Foreign currency translation
    adjustments                       (1,134)                                            (1,134)
                                 -------------
  Total comprehensive income          55,408
  Dividends declared                  (3,875)                              (3,875)
  Treasury stock activity - net           20                                                                              20
  Restricted stock award              (2,637)                  (1,156)                                 (1,481)
    activity
                                 -----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000     $   339,871  $       206 $    40,430 $   335,157    $   (6,725)    $  (8,990)     $ (20,207)
                                 ===============================================================================================


See accompanying notes.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Roadway Express, Inc. and Subsidiaries

                                                                             YEAR ENDED DECEMBER 31
                                                                        2000           1999             1998
                                                                   ---------------------------------------------
                                                                                  (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                           $    56,542    $    45,773   $    26,034
Adjustments to reconcile net income to net
  cash provided by operating activities:
     Depreciation and amortization                                        56,878         45,635        42,440
     Loss (gain) on sale of carrier operating property                     1,969            103        (2,239)
     Changes in assets and liabilities:
       Accounts receivable                                                   420        (19,429)        7,880
       Other assets                                                       (8,830)       (13,509)      (16,687)
       Accounts payable and accrued items                                 (6,742)        34,785         3,690
       Long-term liabilities                                              (3,253)         6,483        (1,137)
                                                                   ---------------------------------------------
Net cash provided by operating activities                                 96,984         99,841        59,981

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of carrier operating property                                 (109,617)       (76,063)      (52,481)
Sales of carrier operating property                                        3,617          7,256        14,266
Business acquisitions                                                     (2,885)        (6,924)            -
                                                                   ---------------------------------------------
Net cash used in investing activities                                   (108,885)       (75,731)      (38,215)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                                            (3,874)        (3,872)       (3,986)
Treasury stock activity - net                                                 20            116       (15,747)
                                                                   ---------------------------------------------
Net cash used in financing activities                                     (3,854)        (3,756)      (19,733)

Effect of exchange rate changes on cash                                     (103)           211          (306)
                                                                   ---------------------------------------------
Net (decrease) increase in cash and cash equivalents                     (15,858)        20,565         1,727

Cash and cash equivalents at beginning of year                            80,797         60,232        58,505
                                                                   ---------------------------------------------

Cash and cash equivalents at end of year                             $    64,939    $    80,797   $    60,232
                                                                   =============================================


See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Roadway Express, Inc. and Subsidiaries
December 31, 2000

1.    NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Roadway Express, Inc. (the Company) provides long haul, less-than-truck load
(LTL) freight services in North America and offers services to an additional 66 countries worldwide in a single business segment. Approximately 75% of the Company's employees are represented by various labor unions, primarily the International Brotherhood of Teamsters (IBT). The current agreement with the IBT expires on March 31, 2003.

2.    ACCOUNTING POLICIES

Principles of Consolidation--The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents--The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Depreciation--Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful life of structures ranges from 15 to 33 years, and equipment from 3 to 10 years. Major maintenance expenditures that extend the useful life of carrier operating equipment are capitalized and depreciated over 2 to 5 years.

Financial Instruments--The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair value due to the short-term nature of these instruments. The primary derivative financial instruments the Company uses are interest rate swaps on certain trailer leases as part of its overall risk management policy. The Company does not use derivative financial instruments for trading purposes (See note 10).

Goodwill--Goodwill represents costs in excess of net assets of acquired businesses, which are amortized using the straight-line method primarily over a period of 20 years. The Company evaluates the realizability of goodwill over the remaining amortization period based on the undiscounted cash flows of the businesses acquired. Should the review indicate that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced to its fair value. No reduction of goodwill for impairment has been necessary to date.

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

Stock-Based Compensation--The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees.

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

Reclassifications--Certain items in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

3.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is required to be adopted in the year 2001. SFAS No. 133 will require, among other things, the Company to recognize all derivatives on the balance sheet at fair value. When adopted, SFAS No. 133 will not have a material effect on earnings or the financial position of the Company.



4.    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

                                                       2000            1999             1998
                                                 ---------------------------------------------------
                                                      (in thousands, except per share data)

Net income                                          $    56,542     $    45,773      $    26,034
                                                 ===================================================

Weighted-average shares for
   basic earnings per share                              18,662          18,811           19,617

Incentive stock plans                                       330             308              198
                                                 ---------------------------------------------------

Weighted-average shares for
   diluted earnings per share                            18,992          19,119           19,815
                                                 ===================================================

Basic earnings per share                            $      3.03     $      2.43      $     1.33
                                                 ===================================================

Diluted earnings per share                          $      2.98     $      2.39      $     1.31
                                                 ===================================================

5.    CARRIER OPERATING PROPERTY

Carrier operating properties consist of the following:

                                                                    2000                1999
                                                              -------------------------------------
                                                                         (in thousands)
Land                                                            $     90,865        $     74,120
Structures                                                           378,400             380,316
Revenue equipment                                                    726,763             690,310
Other operating property                                             234,046             211,787
                                                              -----------------   -----------------

Carrier operating property, at cost                                1,430,074           1,356,533
Less allowance for depreciation                                    1,001,389             976,205
                                                              -----------------   -----------------

Net carrier operating property                                  $    428,685        $    380,328
                                                              =================   =================


6.    ACCOUNTS PAYABLE

Items classified as accounts payable consist of the following:

                                                                    2000                1999
                                                              -------------------------------------
                                                                         (in thousands)
Trade and other payables                                        $     64,542        $     68,232
Drafts outstanding                                                    34,151              36,817
Income taxes payable                                                  18,707              24,272
Taxes, other than income                                              32,950              31,795
Multi-employer health, welfare,
  and pension plans                                                   28,540              29,383
                                                              -----------------   -----------------
                                                                $    178,890        $    190,499
                                                              =================   =================

7.    INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                                          2000            1999            1998
                                                    -------------------------------------------------
                                                                  (in thousands)
Current taxes:
   Federal                                            $    41,014     $    40,489     $   20,355
   State                                                    6,674           5,775          3,045
   Foreign                                                  1,426           1,137         (1,318)
                                                    -------------------------------------------------
                                                           49,114          47,401         22,082
Deferred taxes:
   Federal                                                 (6,009)        (10,874)        (2,024)
   State                                                     (580)         (1,411)          (360)
   Foreign                                                   (783)         (1,144)          (319)
                                                    -------------------------------------------------
                                                           (7,372)        (13,429)        (2,703)
                                                    -------------------------------------------------

Provision for income taxes                            $    41,742     $    33,972     $   19,379
                                                    =================================================



In addition to the 2000 provision for income taxes of $41,742,000, deferred income tax benefits of $165,000 were allocated directly to shareholders' equity. Income tax payments amounted to $54,245,000 in 2000, $35,344,000 in 1999, and $16,645,000 in 1998.

Income (loss) before income taxes consists of the following:

                                                          2000            1999           1998
                                                    ------------------------------------------------
                                                                    (in thousands)
Domestic                                               $   104,097     $  83,572       $  49,875
Foreign                                                     (5,813)       (3,827)         (4,462)
                                                    ------------------------------------------------

                                                       $    98,284     $  79,745       $  45,413
                                                    ================================================

Significant components of the Company's deferred taxes are as follows:

                                                                       2000              1999
                                                                 -----------------------------------
                                                                           (in thousands)
Deferred tax assets:
   Freight and casualty claims                                      $    40,190       $    36,946
   Retirement benefit liabilities                                        45,467            46,103
   Other                                                                 38,644            35,798
   Valuation allowance                                                   (2,392)             (700)
                                                                 ----------------- -----------------
Total deferred tax assets                                               121,909           118,147

Deferred tax liabilities:
   Depreciation                                                          43,006            48,536
   Multi-employer pension plans                                          34,147            32,227
                                                                 ----------------- -----------------
Total deferred tax liabilities                                           77,153            80,763
                                                                 ----------------- -----------------

Net deferred tax assets                                             $    44,756       $    37,384
                                                                 ================= =================



At December 31, 2000, the Company had approximately $12,185,000 of foreign operating loss carry forwards, which have expiration dates ranging from 2005 to 2010. For financial reporting purposes, a valuation allowance of $2,392,000 has been recognized to offset the deferred tax asset relating to certain foreign operating loss carry forwards.

The effective tax rate differs from the federal statutory rate as set forth in the following reconciliation:

                                                                  2000        1999         1998
                                                              ---------------------------------------

Federal statutory tax rate                                         35.0%       35.0%        35.0%
State income taxes, net of
    federal tax benefit                                             4.0         3.6          3.8
Non-deductible operating costs                                      2.1         2.5          4.9
Impact of foreign operations                                        1.6         1.2         (0.9)
Other, net                                                         (0.2)        0.3         (0.1)
                                                              ---------------------------------------
Effective tax rate                                                 42.5%       42.6%        42.7%
                                                              =======================================


8.    EMPLOYEE BENEFIT PLANS

MULTI-EMPLOYER PLANS

The Company charged to operations $174,253,000 in 2000, $155,241,000 in 1999, and $149,608,000 in 1998 for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $165,018,000 in 2000, $150,731,000 in 1999, and $153,166,000 in 1998 for
contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan's unfunded vested liability. Management has no intention of changing operations so as to subject the Company to any material obligation.

RETIREMENT PLANS

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets of the defined benefit pension and postretirement health care benefit plans as of December 31, 2000 and 1999:

                                                      PENSION BENEFITS            HEALTH CARE BENEFITS
                                                ----------------------------- ------------------------------
                                                     2000          1999            2000           1999
                                                ----------------------------- ------------------------------
                                                                      (in thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of
   year                                           $   258,848   $   243,435     $    33,506    $    32,461
Service cost                                           15,458        15,588           1,755          1,739
Interest cost                                          19,893        18,483           2,951          2,377
Actuarial losses (gains)                               12,402         5,930           6,800         (1,029)
Benefits paid                                         (13,501)      (24,588)         (2,299)        (2,042)
                                                ----------------------------- ------------------------------

Benefit obligation at end of year                 $   293,100   $   258,848     $    42,713    $    33,506
                                                ============================= ==============================

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of
   year                                           $   342,550   $   251,439     $         -    $         -
Actual return on plan assets                           33,732       115,699               -              -
Benefits paid                                         (13,501)      (24,588)              -              -
                                                ----------------------------- ------------------------------

Fair value of plan assets at end of year          $   362,781   $   342,550     $         -    $         -
                                                ============================= ==============================

FUNDED STATUS

Plan assets (in excess) less than projected
   benefit obligation                             $   (69,681)  $   (83,702)    $    42,713    $    33,506
Unamortized:
   Net actuarial gain                                 178,891       200,522           5,206         12,052
   Net asset at transition                             11,163        12,558               -              -
   Prior service (cost) benefit                       (53,364)      (58,549)          1,656          1,825
                                                ----------------------------- ------------------------------

Accrued benefit cost                              $    67,009   $    70,829     $    49,575    $    47,383
                                                ============================= ==============================

Plan assets are primarily invested in listed stocks, bonds, and cash equivalents.

The following table summarizes the assumptions used by the consulting actuary, and the related benefit cost information:

                                       PENSION BENEFITS                      HEALTH CARE BENEFITS
                            --------------------------------------- ----------------------------------------
                                2000        1999         1998          2000         1999          1998
                            --------------------------------------- ----------------------------------------
                                                        (dollars in thousands)
WEIGHTED-AVERAGE
   ASSUMPTIONS
Discount rate                   7.50%       7.50%         7.00%          7.50%       7.50%          7.00%
Future compensation             3.25%       3.25%         3.25%            -          -                -
Expected long-term return
   on plan assets               9.50%       8.50%         8.00%            -          -                -

COMPONENTS OF NET PERIODIC
   BENEFIT COST
Service cost                  $15,458     $15,588      $12,287        $ 1,755      $1,739         $1,365
Interest cost                  19,893      18,483       14,712          2,951       2,377          2,206
Expected return on plan       (32,404)    (20,944)     (17,406)            -            -              -
   assets
Amortization of:
   Prior service cost           5,229       5,225        3,636           (169)       (169)          (169)
(benefit)
   Net asset gain at           (1,395)     (1,395)      (1,395)            -            -              -
transition
   Unrecognized gain          (10,584)     (4,238)      (5,115)           (46)       (489)          (709)
                            --------------------------------------- ----------------------------------------

Net periodic benefit
   (income) cost              $(3,803)    $12,719      $ 6,719        $ 4,491      $3,458         $2,693
                            ======================================= ========================================

For measurement purposes, the Company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 7.4% for 2001 declining gradually to 5.0% in 2006 and thereafter.

The assumed health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the assumed health care cost trend rate would increase the accumulated post retirement benefit obligation by $4,979,000 and the service and interest costs components by $630,000 as of December 31, 2000. Conversely, a one percentage point decrease in the assumed health care cost trend rate would decrease the accumulated post retirement benefit obligation by $4,305,000 and the service and interest costs components by $537,000.

The Company charged to operations $10,395,000 in 2000, $9,134,000 in 1999, and $8,034,000 in 1998 relating to its defined contribution 401(k) plan. This plan covers employees not subject to labor contracts. Annual contributions are related to the level of voluntary employee participation.

9.    STOCK PLANS

MANAGEMENT INCENTIVE STOCK PLAN

The Company's Management Incentive Stock Plan (the Stock Plan) authorizes the granting of common stock at the discretion of the Board of Directors to officers and certain key employees of the Company over a five-year period from 1996 through 2000. The Board approved grants of 845,000 shares, of which 189,000 were awarded in 2000, 181,000 were awarded in 1999, and 159,000 were awarded in 1998. These grants are recorded as the unearned portion of restricted stock awards. The grants, originally recorded at market price, are amortized to compensation expense over the period for which the stock is restricted. Compensation expense relating to the Stock Plan amounted to $2,600,000 in 2000, $1,820,000 in 1999, and $1,222,000 in 1998.

EQUITY OWNERSHIP PLAN AND NONEMPLOYEE DIRECTORS' STOCK OPTION PLAN

Under the Equity Ownership Plan, the Board is authorized to award officers and key employees with various types of stock-based compensation, including stock options. Stock options vest over a period of four years from the date of grant, are exercisable at the rate of 25% each year, and expire at the end of ten years. The number of shares of common stock that may be issued or transferred under the plan may not exceed 1,300,000. No awards were granted under this plan in 2000. During 1999, the Board approved grants of 704,250 stock options under this plan.

Under the Nonemployee Directors' Stock Option Plan, directors can elect to invest all or a portion of their retainers in stock options. These stock options vest one year from the date of grant and expire at the end of ten years. The number of options issued under this plan may not exceed 100,000. During 2000, 1999 and 1998, 4,526, 10,329 and 6,599 options were issued under this plan.

The following table summarizes all stock option activity:

                                                 2000                            1999                           1998
                                      ----------------------------    ----------------------------   ----------------------------
                                                      WEIGHTED                         Weighted                        Weighted
                                        NUMBER         AVERAGE           Number        Average           Number        Average
                                       OF STOCK       EXERCISE          of Stock       Exercise         of Stock       Exercise
                                       OPTIONS         PRICE            Options         Price           Options         Price
                                     -------------- --------------    -------------- --------------    -------------- -------------
Outstanding January 1                   721,178       $   20.45            6,599       $   24.56               -              -
     Exercised                              -               -                -             -                   -              -
     Granted                              5,326           21.56          714,579           20.41             6,599       $  24.56
     Forfeited or expired                (6,000)          20.50              -             -                   -              -
                                     -------------- --------------    -------------- --------------    -------------- -------------
Outstanding December 31                 720,504       $   20.46          721,178       $   20.45             6,599       $  24.56
                                     ============== ==============    ============== ==============    ============== =============

 Exercisable at year-end                191,691       $   20.31            6,599       $   24.56                -             -

 Weighted-average fair value of
 options granted during the year
                                       $  11.09                         $   8.86                          $  12.03


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following table shows the weighted-average valuation assumptions used:

                                          2000                1999             1998
                                     ---------------- -- ---------------- ---------------
    Expected life                        7.0 years            5.0 years       8.0 years
    Risk-free interest rate              6.4%                5.9%            5.7%
    Volatility                          45.8%               44.7%           38.2%
    Dividend yield                       1.1%                1.0%            0.8%


The following table summarizes information about stock options outstanding as of December 31, 2000:

                                        Options Outstanding                             Options Exercisable
                        ----------------------------------------------------      --------------------------------
                                               Weighted             Weighted                             Weighted
                                               Average              Average                               Average
       Range of             Number             Remaining            Exercise              Number         Exercise
   Exercise Prices        Outstanding      Contractual Life          Price             Exercisable         Price
----------------------- ---------------- --------------------- -------------      ----------------- --------------
      $  10 - 15              10,329             0.0 years       $   14.44               10,329       $   14.44
         20 - 25             710,175             2.8                 20.55              181,362           20.65
                        ---------------- --------------------- -------------      ----------------- --------------
                             720,504             2.8 years       $   20.46              191,691       $   20.31
                        ================ ===================== =============      ================= ==============


As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow APB No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for stock-based awards to employees. Under APB No. 25, compensation expense is not recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

Under SFAS No. 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period. Had compensation cost been determined under SFAS No. 123, based on the Black-Scholes value at the grant date, the Company's pro forma net income and earnings per share would have been as follows:

                                                     2000                   1999                1998
                                            ------------------------ ------------------- --------------------
                                                         (in thousands, except per share data)
Net income - as reported                         $    56,542           $    45,773         $    26,034
Net income - pro forma                                55,615                45,590              26,000
Net income per share
    Basic:
       As reported                               $      3.03           $      2.43          $     1.33
       Pro forma                                        2.98                  2.42                1.33
    Diluted:
       As reported                               $      2.98           $      2.39          $     1.31
       Pro forma                                        2.93                  2.38                1.31

OTHER STOCK PLANS

Under the Company's Employees' Stock Purchase Plan, all full-time eligible employees may purchase shares of the Company's common stock up to 10% of their respective compensation through payroll deductions. The purchase price under the plan is 85% of the fair market value of the Company's common stock. Under this plan, employees purchased 198,000 shares in 2000, 215,000 shares in 1999, and 240,000 shares in 1998.

The Company's Union Stock Plan provides stock awards to employees subject to labor contracts who meet the eligibility and performance requirements of providing a safe, reliably staffed, and injury-free work environment. The Company allocated 100,000 shares in 2000, 50,000 shares in 1999, and 10,000 shares in 1998 for grant under this plan.

10.   LEASES

The Company leases certain terminals and revenue equipment under noncancellable operating leases requiring minimum future rentals aggregating $158,344,000 payable as follows: 2001--$49,913,000; 2002--$36,835,000; 2003--$24,082,000;
2004--$14,408,000; 2005--$8,911,000; and thereafter $24,195,000. Rental expense for operating leases was $45,445,000, $34,687,000, and $23,557,000 for 2000,
1999, and 1998, respectively.

The Company has interest rate swap agreements with major commercial banks to fix the interest rate of its trailer leases from previous variable interest rates. The value of the leases upon which the payments are based was not changed. The agreements, which expire from 2002 to 2004, fix the Company's interest costs at rates varying from 6.07% to 7.12% on leases valued at $32.7 million.

11.    CREDIT FACILITIES

At December 31, 2000, the Company had $60,000,000 available through unsecured credit facilities with certain banks. The agreement provides that loans may be made under Company-selected interest rate formulas including Prime Rate, Federal Funds Effective Rate, and Eurodollar Base Rate, and include covenants that require the Company to maintain certain financial ratios, including a minimum level of consolidated net worth. Under these facilities, interest expense, which approximates interest paid, amounted to $341,000 in 2000, $716,000 in 1999, and $937,000 in 1998.

12.    CONTINGENCIES

Various legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material effect on the financial condition or operations of the Company.

The Company has received notices from the Environmental Protection Agency (EPA) that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (Superfund) at certain hazardous waste sites. Such designations are made regardless of the Company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Based on its investigations, the Company believes that its obligation with regard to these sites is not significant, although there can be no assurances in this regard.

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

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Roadway Express, Inc.

We have audited the accompanying consolidated balance sheets of Roadway Express, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Express, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young, LLP

Akron, Ohio
January 19, 2001

1.26     SELECTED QUARTERLY FINANCIAL DATA


Roadway Express, Inc. and Subsidiaries

                       1ST QUARTER             2ND QUARTER              3RD QUARTER             4TH QUARTER
                    2000        1999        2000         1999        2000        1999        2000        1999
                 -------------------------------------------------------------------------------------------------
                                              (in thousands, except per share data)
Revenue           $ 677,319   $ 605,278   $ 707,359   $ 621,122    $ 698,867   $ 652,218   $ 956,015   $ 934,596
Operating income  $  17,346   $  13,472   $  16,750   $  12,781    $  18,602   $  16,219   $  43,714   $  34,744
Net income        $  10,390   $   7,939   $   9,872   $   7,624    $  10,845   $   9,645   $  25,435   $  20,565

Net income per
   share
    -basic        $    0.56   $    0.42   $    0.53   $    0.41    $    0.58   $    0.51   $    1.36   $    1.09
    -diluted      $    0.55   $    0.42   $    0.52   $    0.40    $    0.57   $    0.50   $    1.34   $    1.07

Common stock
    -High         $   25 5/16 $   18 5/8  $   24 7/8  $   20 7/16  $   24 15/16$   23      $   22 5/8  $   23 3/8
    -Low          $   19 1/4  $   13 1/2  $   19 1/2  $   15 5/8   $   21 1/2  $   17 5/8  $   16 5/16 $   16 5/8

Dividends
   declared per
   share          $    0.05   $    0.05   $    0.05   $    0.05    $    0.05   $    0.05   $    0.05   $    0.05

Average shares
   outstanding
    -basic           18,693      18,800      18,650      18,803       18,649      18,815      18,657      18,823
    -diluted         18,973      18,985      18,977      19,072       19,011      19,122      18,928      19,142
------------------------------------------------------------------------------------------------------------------


The Company uses 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

There are approximately 24,000 holders of record of common stock.

The Company's common stock trades on the NASDAQ Stock Market under the symbol ROAD. The NASDAQ Stock Market is a highly regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and order execution systems

HISTORICAL DATA

ROADWAY EXPRESS, INC. AND SUBSIDIARIES

                                             2000          1999          1998           1997          1996
                                         -----------------------------------------------------------------------
                                                          (in thousands except per share data)
Revenue                                   $ 3,039,560   $ 2,813,214   $ 2,654,094   $2,670,944     $ 2,372,718
Operating Expenses
   Salaries, wages and benefits             1,889,928     1,793,594     1,724,970    1,699,692       1,544,926
   Operating supplies and expenses            544,774       468,452       456,884      462,895         409,900
   Purchased transportation                   308,089       289,544       260,445      268,344         193,640
   Operating taxes and licenses                78,271        76,113        74,604       74,777          75,041
   Insurance and claims                        64,442        62,700        53,948       60,920          50,856
   Provision for depreciation                  55,675        45,492        41,422       49,010          62,681
   Net (gain) loss on sale of
     carrier operating property                 1,969           103        (2,239)      (5,955)         (8,256)
                                         -----------------------------------------------------------------------
Total operating expenses                    2,943,148     2,735,998     2,610,034    2,609,683       2,328,788
                                         -----------------------------------------------------------------------
Operating income (loss)                        96,412        77,216        44,060       61,261          43,930
Other income (expense) - net                    1,872         2,529         1,353         (605)         (1,460)
                                         -----------------------------------------------------------------------
Income (loss) before income taxes             98,284         79,745        45,413       60,656          42,470
Provision (benefit) for income taxes           41,742        33,972        19,379       23,751          20,582
                                         -----------------------------------------------------------------------
Net income (loss)                         $    56,542   $    45,773   $    26,034   $   36,905     $    21,888
                                         =======================================================================
Earnings (loss) per share - basic         $      3.03   $      2.43   $      1.33   $     1.83     $      1.08
Earnings (loss) per share - diluted       $      2.98   $      2.39   $      1.31   $     1.80     $      1.07
Cash dividends declared per share         $      0.20   $      0.20   $      0.20   $     0.20     $      0.15
Average number of shares outstanding
    -basic                                     18,662        18,811        19,617       20,210          20,338
    -diluted                                   18,992        19,119        19,815       20,526          20,533
Total shareholders' equity                $   339,871   $   290,955   $   249,609   $   249,436    $   224,596
Total assets                              $   870,405   $   831,408   $   748,833   $   743,986    $   709,624
Tons of freight - less-than-truckload           6,875         6,779         6,566        6,717           6,238
                - truckload                     1,571         1,665         1,632        1,620           1,403
                                         -----------------------------------------------------------------------
Total                                           8,446         8,444         8,198        8,337           7,641
Intercity miles                               779,009       755,855       718,238      724,683         650,602
Ton miles                                  10,991,576    11,011,683    10,752,532   10,923,998       9,873,927
----------------------------------------------------------------------------------------------------------------